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Exhibit 99.1

NOTICE OF CALL

NOTICE OF
ORDINARY AND EXTRAORDINARY MEETING
OF SHAREHOLDERS

June 17, 2004

Proxy Statement

NOTICE OF CALL

NOTICE OF
ORDINARY AND EXTRAORDINARY MEETING
OF SHAREHOLDERS

June 17, 2004
Proxy Statement

Registered Offices in Milan, Via Cantù, 2
Paid in Capital Stock,
€ 27,273,427,98
Authorized Capital € 28,337,918.57
Fiscal Code and Companies Register no. 00891030272 Vat No. 10182640150
R.E.A. no. 1348098

NOTICE OF CALL
ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDERS

        The shareholders of Luxottica Group S.p.A. (the "Company") are hereby convened for an ordinary and extraordinary shareholders' meeting to be held on June 17, 2004 at 11.00 a.m. at the registered office of the Company, Via C. Cantù 2, in Milan, Italy on first call, and on June 18, 2004 at the same time and same place on second call, to consider the following:

AGENDA

        (a)    Ordinary part of the meeting,

        Consideration of resolutions relating to:

1.
Submission of the Company's Statutory Financial Statement for the year ended December 31, 2003 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors;

2.
Resolution with respect to the distribution of dividends;

3.
Submission of the Consolidated Financial Statements as of and for the year ended December 31, 2003 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors; and

4.
Determination of the 2004 compensation for the Board of Directors and Executive Committee.

        (b)    Extraordinary part of the meeting,

        Consideration of resolutions relating to:

1.
Amendment of Articles 2, 5, 6, 10, 13, 15, 16, 18, 20, 21, 22, 24, 25, 27, 28 and 30 of the By-laws pursuant to the Legislative Decree no. 6/2003 and successive amendments; furthermore, specification of the optical products (article 3); reduction of the duration of the Company up to and including December 31, 2050 (article 4); reduction of the terms for the filing of the specific certificates for the attendance at shareholders meetings (article 12); redetermination of the number of members to compose the Board of Directors from a minimum of five to a maximum of 12 (article 17); power of the Board of Directors to establish committees and their composition, and to establish an Internal Control Committee and its responsibilities (article 19); specification of the responsibilities of the Board of Directors (article 23); allocation of the responsibility of the accounting auditing to an independent auditor (new articles 28 and 29); and power of the Company to obtain insurance to cover the civil liability of the members of the Board of Directors and of the Board of Statutory Auditors (new article 32); consequent resolutions and renumbering of the articles.

        In order to be entitled to attend the meeting, shareholders must obtain from authorized intermediaries of the Italian central depository system an appropriate certification attesting to their right to exercise shareholder rights within the terms of the law.

        Documentation concerning the Agenda shall be filed at the Company's registered offices, with Borsa Italiana S.p.A. and on the website www.luxottica.com. Copies are available to shareholders.

        The holders of the Company's American Depositary Shares ("ADSs") listed on the New York Stock Exchange, each representing the right to receive one Ordinary Share, who wish to attend the shareholders' meeting personally, should contact the Company at least ten days prior to the date of the meeting, in order to be informed about the requirements to be fulfilled to attend and to vote at the meeting.

Milan, May 4, 2004	LUXOTTICA GROUP S.p.A. for the Board of Directors Mr. Roberto Chemello

PROXY STATEMENT

Dear Holder of American Depositary Shares,

         The Board of Directors of Luxottica Group S.p.A. (the "Company") has convened the shareholders for an ordinary and extraordinary meeting, to be held on June 17, 2004 on first call, or, failing the attendance of the required quorum, on June 18 on second call, in either case at 11:00 a.m., at the registered office of the Company, Via C. Cantù 2, in Milan, Italy. The Agenda of the meeting is the following:

        Ordinary part of the meeting:    consideration of resolutions relating to: (i) submission of the Company's Statutory Financial Statement as of December 31, 2003 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors; (ii) a resolution with respect to the distribution of dividends; (iii) the submission of the Consolidated Financial Statements as of and for the year ended December 31, 2003 and of the reports thereon of the Board of Directors and the Board of Statutory Auditors; and (iv) the determination of the 2004 compensation for the Board of Directors and Executive Committee.

        Extraordinary part of the meeting:    consideration of resolutions relating to: amendment of Articles 2, 5, 6, 10, 13, 15, 16, 18, 20, 21, 22, 24, 25, 27, 28 and 30 of the By-laws pursuant to the Legislative Decree no. 6/2003 and successive amendments; furthermore, specification of the optical products (article 3); reduction of the duration of the Company up to and including December 31, 2050 (article 4); reduction of the terms for the filing of the specific certificates for the attendance at shareholders meetings (article 12); redetermination of the number of members to compose the Board of Directors from a minimum of five to a maximum of 12 (article 17); power of the Board of Directors to establish committees and their composition, and to establish an Internal Control Committee and its responsibilities (article 19); specification of the responsibilities of the Board of Directors (article 23); allocation of the responsibility of accounting auditing to an independent auditor (new articles 28 and 29); and power of the Company to obtain insurance to cover the civil liability of the members of the Board of Directors and of the Board of Statutory Auditors (new article 32); consequent resolutions and renumbering of the articles.

         By this proxy statement and the attached documentation, the Board of Directors of the Company (the "Board") wishes to provide you with details of the resolutions which the Board or Chairman of the meeting, as the case may be, shall present on the above issues, in the order in which such resolutions will be submitted to the meeting, with a view to enabling you to cast your vote on these resolutions as described below.

         On the matters to be considered at the ordinary meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. The presence, in person or by proxy, of at least 50% of the voting power represented by outstanding Ordinary Shares as of the date of the meeting will constitute a quorum for the approval of resolutions at the meeting. The affirmative vote of the holders of a majority of the Ordinary Shares entitled to vote at the meeting is required to approve the resolutions relating to each item in the Agenda for the ordinary part of the meeting.

         On the matter to be considered at the extraordinary meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. On first call, the presence, in person or by proxy, of more than 50% of the share capital as of the date of the meeting will constitute a quorum for the approval of the resolutions at the meeting. On second call, the presence, in person or by proxy, of one-third of the share capital as of the date of the meeting will constitute a quorum for the approval of the resolutions at the meeting. On first call and on second call, the affirmative vote of the holders of the Ordinary Shares representing at least two-thirds of the Ordinary Shares entitled to vote at the meeting is required to approve the resolution relating to each item in the Agenda for the extraordinary part of the meeting.

         As of the close of business on the date hereof, Mr. Leonardo Del Vecchio, the Chairman of the Company, has the power to vote 314,653,339 Ordinary Shares, or approximately 69.2% of the outstanding Ordinary Shares. Such voting power enables Mr. Del Vecchio, without any additional votes, to control the approval of the resolutions to be submitted at the meeting.

         Mr. Del Vecchio has advised the Company that he intends to cast all of the votes controlled by him at the ordinary meeting:

         FOR approval of the Company's Statutory Financial Statement and of the Reports of the Board of Directors and of the Board of Statutory Auditors on the Statutory Financial Statement;

         FOR approval of the Company's payment of a cash gross dividend equal to Euro 0.21 per Ordinary Share (each American Depositary Share ("ADS") represents one Ordinary Share); and

         FOR approval of the 2004 compensation for the Board of Directors of Euro 68,000 in the aggregate per month, inclusive of the additional compensation for the Executive Committee;

         Mr. Del Vecchio has advised the Company that he intends to cast all of the votes controlled by him at the extraordinary meeting:

         FOR approval of the amendment of Articles 2, 5, 6, 10, 13, 15, 16, 18, 20, 21, 22, 24, 25, 27, 28 and 30 of the By-laws pursuant to the Legislative Decree no. 6/2003 and successive amendments; furthermore, specification of the optical products (article 3); reduction of the duration of the Company up to and including December 31, 2050 (article 4); reduction of the terms for the filing of the specific certificates for the attendance at shareholders meetings (article 12); redetermination of the number of members to compose the Board of Directors from a minimum of five to a maximum of 12 (article 17); power of the Board of Directors to establish committees and their composition, and to establish an Internal Control Committee and its responsibilities (article 19); specification of the responsibilities of the Board of Directors (article 23); allocation of the responsibility of the accounting auditing to an independent auditor (new articles 28 and 29); and power of the Company to obtain insurance to cover the civil liability of the members of the Board of Directors and of the Board of Statutory Auditors (new article 32) as specified below.

ORDINARY PART OF THE MEETING

Set forth below is a description of the matters that will be submitted for approval at the ordinary part of the meeting:

1.  SUBMISSION AND APPROVAL OF THE COMPANY'S STATUTORY FINANCIAL STATEMENT AS AT DECEMBER 31, 2003

        Under Italian law, a statement of the Company's assets and liabilities prepared on an unconsolidated basis as of the last day of its most recently completed fiscal year in accordance with certain statutory accounting requirements (the "Statutory Financial Statement") must be approved by shareholders at the annual ordinary meeting of shareholders.

         Under Italian law, the Statutory Financial Statement is submitted for approval by the holders of Ordinary Shares together with the reports thereon by the Company's Board of Directors and Board of Statutory Auditors. Once approved by the holders of Ordinary Shares, the Statutory Financial Statement must be filed with the Company's Register kept by the Chamber of Commerce in Milan.

         The Company does not believe that the Statutory Financial Statement is as meaningful a statement of the Company's overall financial condition as the Consolidated Financial Statements of the Company referred to below. Accordingly, the Statutory Financial Statement is not being distributed to the holders of American Depositary Shares and such holders who will not attend the meeting personally are not being asked to direct the vote of the deposited Ordinary Shares, by mail, with respect to such Financial Statement. Nevertheless, the holders of ADSs who will attend the meeting personally and, upon fulfillment of the conditions described below, are granted the right to vote thereat, also shall be entitled to direct their vote on the approval of the Statutory Financial Statement. A copy of the Company's Statutory Financial Statement together with the reports thereon by the Company's Board of Statutory Auditors and Board of Directors, as filed with the Company's Registered Office, shall be available starting from June 2, 2004 and may be obtained without charge by any holder of American Depositary Shares. Requests for copies of the Statutory Financial Statement and such reports should be sent to, or requested by telephone from, the Company's Legal Department Representative at the Company's offices, Via Cantù 2, 20123 Milan, Italy, tel. n. 011 39 02 8633 4623, fax n. 011 39 02 8633 466 (attn. Marianna Nascè). Such documentation may be obtained also from the Company's website www.luxottica.com.

         Copies of the Statutory Financial Statement and such reports also will be available at the meeting.

2.  RESOLUTION WITH RESPECT TO DISTRIBUTION OF DIVIDENDS

        The holders of Ordinary Shares shall be requested to approve the proposed dividend distribution. Italian law provides that the payment of annual dividends is subject to approval of the holders of Ordinary Shares at the annual ordinary meeting. Under Italian law, before dividends may be paid with respect to the results of any year, an amount equal to 5% of the net income of the Company on an unconsolidated basis for such year must be set aside to the Company's legal reserve. Amounts so set aside are not available to fund dividends. The reserve requirement remains in existence until such legal reserve, including the amounts set aside during prior years, equals at least one-fifth of the nominal value of the Company's issued share capital. The Company has more than sufficient funds legally available for the payment of the proposed dividend.

         The Company is permitted to distribute dividends out of net income earned by its subsidiaries to holders of Ordinary Shares only to the extent such net income has been conveyed to the Company by its subsidiaries. Accordingly, based on the net income available to the Company, your Board will propose that the holders of Ordinary Shares approve the distribution of dividends in the gross amount of Euro 0.21 per Ordinary Share, which amount is the amount of dividend distributed by the Company last year. If approved, the aggregate amount payable by the Company in connection with such dividend will be approximately Euro 95.5 million. Please note that this amount could be subject to increase due to the issuance of additional Ordinary Shares as a consequence of the exercise of stock options by employees. In this case, assuming that all stock option beneficiaries exercised all their vested options by the date of the ordinary shareholders meeting, the aggregate amount payable by the Company in connection with the dividend would increase from Euro 95.5 million to 97.1 million. The funds available for the payment of the dividends would be paid out of the Company's current net income. The consolidated net income of the Company and its subsidiaries for 2003 computed in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") was Euro 267.3 million. At the meeting, your Board will seek approval of the foregoing proposal.

         With a view to enabling all of the ADS holders to provide the documentation required to achieve the application of reduced tax, pursuant to the applicable tax treaties between Italy and other countries, the Board will propose to set June 24, 2004, as the date for payment of dividends to all holders of Ordinary Shares of record on June 18, 2004, including The Bank of New York, as depositary on behalf of the ADS holders.

         The Bank of New York, acting as depositary of the American Depositary Shares, has advised the Company that the dividend amount for each ADS holder will be paid commencing on July 1, 2004 to all such holders of record on June 23, 2004. The Bank of New York has advised the Company that after the close of business on June 18, 2004 through and including June 23, 2004 it will close its books and will not accept deposits or cancellations of Ordinary Shares or ADSs, as applicable. The Bank of New York shall pay such dividends in U.S. dollars by converting the Euro amount of the dividend, net of the applicable tax, at the market Euro/U.S. dollar exchange rate in effect on June 24, 2004. Attached to this Proxy Statement as Annex A, you will find a letter from the Company providing information as to the procedure to be used by ADS holders who are U.S. residents, Italian residents or residents of countries having anti-double taxation treaties with the Republic of Italy for the purposes of obtaining reduced/NIL tax on dividends provided for by the Italian domestic legislation or the applicable tax treaties.

3.  SUBMISSION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003 AND OF THE REPORTS THEREON OF THE BOARD OF DIRECTORS AND THE BOARD OF STATUTORY AUDITORS

        The Consolidated Financial Statements reflect the activity of the Company and of the group of companies owned, directly or indirectly, by the Company. The Consolidated Financial Statements for the fiscal year ending December 31, 2003 were prepared in accordance with U.S. GAAP and were audited by Deloitte & Touche, independent public accountants, as stated in their report therein. An English translation of the Consolidated Financial Statements for the year ending December 31, 2003, together with a copy of the Consolidated Financial Statements for the fiscal years ending December 31, 2002 and December 31, 2001, are attached hereto.

         However, no resolution of the shareholders approving said Consolidated Financial Statements is required and, accordingly, the Board will not ask the shareholders to express their vote on this item of the agenda.

4.  DETERMINATION OF THE YEAR 2004 COMPENSATION FOR THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE

        The Board will submit to the holders of Ordinary Shares the proposal to determine the aggregate compensation for the entire Board of Directors in the gross amount of Euro 68,000 per month. Such amount includes additional compensation for the members of the Executive Committee. The Executive Committee is appointed by the Board of Directors and is composed of not less than three (3) members of the Board. The Executive Committee is responsible for the management of the Company on a day-to-day basis. The Executive Committee presently is composed of five members, namely Messrs. Leonardo Del Vecchio, Luigi Francavilla, Roberto Chemello, Sabina Grossi and Lucio Rondelli.

* * *

         The resolutions with respect to the determination of the year 2004 compensation for the Board of Directors and Executive Committee requires the affirmative vote of the holders of a majority of Ordinary Shares entitled to vote at the meeting.

EXTRAORDINARY PART OF THE MEETING

        The extraordinary part of the meeting will be held immediately following the conclusion of the ordinary part of the meeting.

         Pursuant to Italian law, certain matters, such as the amendment of the By-Laws, may only be authorized by resolution adopted at a so-called "extraordinary shareholders' meeting". In addition to the different majority required for the adoption of the resolutions indicated above, an extraordinary meeting differs from an ordinary meeting in that the minutes of the meeting are drafted by a Notary and constitute a public deed.

         Set forth below is a description of the matters that will be submitted for approval at the extraordinary part of the meeting.

  AMENDMENT TO THE BY-LAWS

        The Board of Directors has proposed to modify the By-Laws as to render it in compliance with the Legislative Decree 6/2003 which has amended the Italian Company Law. Furthermore, the Board of Directors has proposed some other amendments. The most significant amendments are:

  •
  The reduction of the duration of the Company from 2100 to 2050 (article 4);

  •
  The re-determination of the number of members to compose the Board of Directors from a minimum of five to a maximum of 12. The current By-Laws sets the minimum number of members at three and the maximum number at eleven (article 17);

  •
  The power of the Board of Directors to appoint committees, including a Management Committee, which may be composed of members and non-members of the Board of Directors, and may include an independent director who will guarantee that such Committee acts in accordance with the powers assigned to it by the Board of Directors (article 19);

  •
  The inclusion in the By-Laws of a provision for the appointment of an Internal Control Committee, composed of non-executive directors, the majority of them independent and the establishment of its responsibilities (article 19);

  •
  The giving to the Board of Directors of exclusive authority over resolutions in connection with mergers and demergers, the establishment or termination of branches, the determination of which directors may represent the Company, the reduction of the capital stock in the event of withdrawal of a stockholder, the amendment of the By-Laws to comply with legal requirements, the transfer of the principal place of business within the Italian territory and the issuance of convertible bonds (article 23);

  •
  The specification of the powers of the Board of Directors to whom is given exclusive authority over the definition of the general investment and development plans, the determination of the budget of the Company, the definition of financial programs and approval of indebtedness of the Company exceeding 12 months and the approval of strategic transactions, those significant in value or those which impose on the Company duties and obligations exceeding three years; and

  •
  The power of the Company to obtain insurance to cover the risks that directors and statutory auditors incur in performing their services in favor of the Company. This provision is aimed at ensuring that these individuals who act in a multinational context and under different and very complex laws are not pushed to adopt excessively prudent decisions which would not be in the best interest of the Company.

    The Board of Directors will therefore propose that you approve the following amendments to the By-Laws (an English translation of the text is set forth below in its current and proposed text for the convenience of the reader; the Company's official By-laws are in Italian):

CURRENT	PROPOSED

BY-LAWS of the company: "LUXOTTICA GROUP S.p.A" TITLE I COMPANY'S NAME-REGISTERED OFFICE-PURPOSE— DURATION	BY-LAWS of the company: "LUXOTTICA GROUP S.p.A" TITLE I COMPANY'S NAME-REGISTERED OFFICE-PURPOSE— DURATION
Article 1) —A public corporation is established under the name "LUXOTTICA GROUP S.P.A".	UNCHANGED
Article 2) —The company's registered office shall be located until January 31, 2002 in Milan, via Barozzi n.3 and from February 1, 2002 in Milan, Via Cantù n.2.	Article 2) —The company's registered office shall be located in Milan.
The Board of Directors shall have the authority to establish, change and close, both in Italy and abroad, branches, agencies and subsidiaries of any kind and the administrative offices.	The Board of Directors shall have the authority to establish, change and close, both in Italy and abroad, sub-offices, branches, agencies and subsidiaries of any kind.
The extra ordinary shareholder meeting shall have the authority to establish sub-offices, as of art. 2299 civil.code.

Article 3) —The Company shall have the following purposes:	Article 3) —The Company shall have the following purposes:
a) acquisition and management of shareholdings in other companies or entities in Italy and abroad on its own account and not towards the Public;	a) acquisition and management of shareholdings in other companies or entities in Italy and abroad on its own account and not towards the Public;
b) financing, financial and managerial coordination of companies or entities in which it participates, such as, without limitation: the coordination of operating strategies, investment programs and development plans; management of financial policy towards the companies of the Group; promotion and research activities; use of technological assets, name and trademarks on behalf of the companies in which interests are held or of third parties; personnel administration and management, both for operational and disciplinary purposes, and, in general, the exercise of the typical functions of a holding company of which is demanded the unified approach and operating efficiency necessary for the rationalization of management, cost reduction and the most effective possible action in achieving the corporate purposes both in Italy and abroad;	b) financing, financial and managerial coordination of companies or entities in which it participates, such as, without limitation: the coordination of operating strategies, investment programs and development plans; management of financial policy towards the companies of the Group; promotion and research activities; use of technological assets, name and trademarks on behalf of the companies in which interests are held or of third parties; personnel administration and management, both for operational and disciplinary purposes, and, in general, the exercise of the typical functions of a holding company of which is demanded the unified approach and operating efficiency necessary for the rationalization of management, cost reduction and the most effective possible action in achieving the corporate purposes both in Italy and abroad;
c) purchase and sale of public and private securities not towards the public and instrumental to the achievement of the company's purpose; the holding and management of the same;	c) purchase and sale of public and private securities not towards the public and instrumental to the achievement of the company's purpose; the holding and management of the same;
d) granting of warranties and sureties and the assumption of joint and several obligations in the interest of Companies of the Group;	d) granting of warranties and sureties and the assumption of joint and several obligations in the interest of companies of the Group;
e) purchase, construction, sale, exchange, leasing of movables and immovables, including machinery tools of the relevant field;	e) purchase, construction, sale, exchange, leasing of movables and immovables, including machinery tools of the relevant field;
f) sale, also on commission, in Italy and abroad, of products of the eye wear field; g) the activity of transportation on behalf of third parties.	f) sale, also on commission, in Italy and abroad, of frames for optical glasses, sunglasses and products of the eyewear field.
The Company may also perform any other industrial, commercial or financial transaction not towards the public in general, concerning movables or immovables in favor and in the interest of the Companies of the Group.	The Company may also perform any other industrial, commercial or financial transaction not towards the public in general, concerning movables or immovables in favor and in the interest of the Companies of the Group.
Article 4) —The duration of the Company is established up to and including December 31, 2100.	Article 4) —The duration of the Company is established up to and including December 31, 2050.

TITLE II STOCK CAPITAL	TITLE II STOCK CAPITAL
Article 5) —The stock capital amounts to EURO 27,273,427.98 and it is divided into no. 454,557,133 common shares of nominal value EURO 0.06 (zero comma zero six) each.	Article 5) —The stock capital amounts to EURO 27,273,427.98 and it is divided into no. 454,557,133 common shares of nominal value EURO 0.06 (zero comma zero six) each.
The Meeting held on March 10, 1998 resolved to increase the stock capital in one or more installments within March 31, 2011 for a maximum amount of lit. 1,225,000,000 (one billion two hundred and twenty-five million Lire) by the issuance of new ordinary shares to be exclusively offered to employees of the company and/or of its subsidiaries.	The Meeting held on March 10, 1998 resolved to increase the stock capital in one or more installments within March 31, 2011 for a maximum amount of Lire 1,225,000,000 (one billion two hundred and twenty-five million Lire) by the issuance of new ordinary shares to be exclusively offered to employees of the company and/or of its subsidiaries.
At the expiration date, the stock capital will be considered increased for an amount equal to the capital subscription obtained. The Meeting held on June 26, 2001, in which the stock capital has been converted EURO, stated that on June 13, 2001 the increased capital has been subscribed for an amount of 182,646,700 Lire and, therefore, it can be further subscribed for a maximum amount of 1,042,353,300 Lire which converted into EURO equals 538,330.55 EURO.	At the expiration date, the stock capital will be considered increased for an amount equal to the capital subscription obtained. The Meeting held on June 26, 2001, in which the stock capital has been converted in EURO, stated that on June 13, 2001 the increased capital has been subscribed for an amount of 182,646,700 Lire and, therefore, it can be further subscribed for a maximum amount of 1,042,353,300 Lire which converted into EURO equals 538,330.55 EURO.
On September 20, 2001, the Meeting resolved to increase further the stock capital in one or more installments within March 31, 2017 for a maximum amount of EURO 660,000 (six-hundred sixty thousand) by the issuance of new ordinary shares to be offered for subscription exclusively to employees of the Company and/or its subsidiaries.	On September 20, 2001, the Meeting resolved to increase further the stock capital in one or more installments within March 31, 2017 for a maximum amount of EURO 660,000 (six-hundred sixty thousand) by the issuance of new ordinary shares to be offered for subscription exclusively to employees of the Company and/or its subsidiaries.
At the expiration date, the capital stock will be considered increased for an amount equal to the subscriptions obtained. Pursuant to the above-mentioned increases in capital, a total amount of 4,057,133 shares have been subscribed.	At the expiration date, the capital stock will be considered increased for an amount equal to the subscriptions obtained. Pursuant to the above-mentioned increases in capital, a total amount of 4,057,133 shares have been subscribed.
The Company may acquire funds, also with the obligation to reimburse them, within the limits and the criteria provided by the C.I.C.R. as of art. 11, third paragraph, of the Legislative Decree September 1, 1993 n.385 (Banking law code).	The Company may issue convertible and non-convertible bonds.
Article 6) —The stock is freely transferable between shareholders and third parties.	Article 6) —The stock is freely transferable.
Article 7) —The payment of the non fully paid-up stock will be called up by the Board of Directors according to the terms and conditions it shall deem convenient.	UNCHANGED

TITLE III
MEETING OF STOCKHOLDERS

Article 8)—The duly constituted Meeting of stockholders represents all the stockholders and its resolutions, adopted according to the law and to the present by-laws, bind all stockholders, albeit absent or dissenting.	UNCHANGED

Article 9)—Each stockholder is entitled to one vote for each share of capital stock held or represented.	UNCHANGED

Article 10)—The Meeting of stockholders is ordinary or extraordinary according to the law. It can be called even outside the registered office, in Italy, or in any member state of the European Union or in the United States of America.
Article 10)—The meeting of stockholders is ordinary or extraordinary according to the law. It can be called even outside the registered office, in Italy, or in any member state of the European Union or in the United States of America.
The meeting for the approval of the financial statements can be convened within six months of the closing of the fiscal year, in case of particular needs of the Company.
As the Company has to draft the consolidated financial statements, the meeting for the approval of the financial statements can be convened within 180 (one hundred eighty) days of the closing of the fiscal year.

Article 11)—The Meeting of stockholders shall be called by the Board of Directors, by written notice stating the date, time and place of the meeting and the agenda for the meeting, to be published according to the law.	UNCHANGED

Article 12)—Entitled to attend the Meeting shall be those stockholders who have filed, at the registered office or at the authorized credit institutions or bodies indicated in the notice of the meeting, no later than two days before the date scheduled for the meeting, the specific certificate attesting his/her rights to exercise corporate rights, and issued, according to the law, by authorized intermediaries.
Article 12)—Entitled to attend the meeting shall be those stockholders who have filed, at the registered office or at the authorized credit institutions or bodies indicated in the notice of the meeting, no later than two days before the date scheduled for the meeting, the specific certificate attesting his/her rights to exercise corporate rights, and issued, according to the law, by authorized intermediaries.

Each stockholder having the right to attend the meeting may authorize another person to act for him by a written proxy according to the law. The Chairman of the meeting, who may avail himself of the help of ad hoc assistants, shall verify the right of participation of the attendees and settle eventual disputes.
Each stockholder having the right to attend the meeting may authorize another person to act for him by a written proxy according to the law. The Chairman of the meeting, who may avail himself of the help of ad hoc assistants, shall verify that the meeting is duly convened, check the identity and right of participation of the attendees, run the course of the meeting and attest the results of the voting.

Article 13)—The Meeting of stockholders shall be presided over by the Chairman of the Board of Directors or, in his absence, by a person appointed by the vote of the majority of those in attendance.	Article 13)—The meeting of stockholders shall be presided over by the Chairman of the Board of Directors or by one of the Managing Directors or, in their absence, by a person appointed by the vote of the majority of those in attendance.

The Meeting of Stockholders shall appoint a Secretary who is not required to be a stockholder himself. The Secretary's assistance is not required when a Notary is designated to draft the minutes of the meeting.
The meeting of stockholders shall appoint a Secretary who is not required to be a stockholder himself. The Secretary's assistance is not required when a Notary is designated to draft the minutes of the meeting.
All resolutions shall be approved by open vote.	All resolutions shall be approved by open vote.

Article 14)—The validity of the meetings and of the related resolutions is governed by the applicable laws.	UNCHANGED

Article 15)—Any stock owned by the Directors attending the meeting and of the stockholders who for any reason will abstain from voting, shall be taken into account in calculating the stock capital required for the validity of the resolutions.
Article 15)—Provided what it is set forth in Article 12 of these By-laws, any stock owned by the Directors attending the meeting and stockholders who for any reason will abstain from voting, shall be taken into account in calculating the stock capital required for the validity of the resolutions, save what it is set forth in Article 2368 c.c. last paragraph.

Article 16)—The resolutions of the meeting will be transcribed in a minute drawn up and recorded in the minute book.	Article 16)—The resolutions of the meeting will be transcribed in a minute drawn up according to the law and recorded in the minute book.
The minutes shall be signed by the Chairman and the Secretary. The Minutes of the extraordinary meetings shall be drawn up by a Notary.	The minutes shall be signed by the Chairman and the Secretary. The Minutes of the extraordinary meetings shall be drawn up by a Notary.

TITLE IV	TITLE IV
MANAGEMENT	MANAGEMENT

Article 17)—The Company is governed by a Board of Directors composed of not less than three and not more than eleven members, who need not be stockholders, appointed, after the exact number has been determined, by the Meeting of stockholders.
Article 17)—The Company is governed by a Board of Directors composed of not less than five and not more than twelve members, who need not be stockholders, appointed, after the exact number has been determined, by the Meeting of stockholders.

Article 18)—Directors shall serve for a period of three years and they can be re-elected.	Article 18)—Directors shall serve for a period of three years and cease from their office on the date of the meeting of stockholders called for the approval of the balance-sheet related to the last year of their office, and they can be re-elected.
Whenever there is a vacancy among the Directors during the fiscal year, the other directors provide for their substitutions by resolution approved by the Board of Statutory Auditors.
Whenever there is a vacancy among the Directors during the fiscal year, the other directors provide for their substitutions by resolution approved by the Board of Statutory Auditors, provided that the majority is composed of directors appointed by the meeting of stockholders.
The Directors so appointed hold the office until the following meeting of stockholders.	The Directors so appointed hold the office until the following meeting of stockholders.
Should the majority of Directors leave the office, the entire Board terminates its duty; the non resigning Directors shall call a meeting to appoint the entire Board.
Should the majority of Directors appointed by the meeting of stockholders leave the office, the entire Board terminates its duty; the Directors still in office shall timely call a meeting to appoint the new Board.

Article 19)—If the meeting of stockholders did not appoint the Chairman, the Board shall appoint a Chairman among its members and, if it deems convenient, it will appoint a Vice Chairman.	Article 19)—If the meeting of stockholders did not appoint the Chairman, the Board shall appoint a Chairman among its members and, if it deems convenient, it will appoint a Vice Chairman.
The Board may also appoint one or more Managing Directors determining their powers.	The Board may also appoint one or more Managing Directors determining their powers.
The Board may also appoint a Secretary, who need not be a member of the Board.
The Board may establish an Executive Committee composed of at least three members of the Board and delegate to it those powers as it considers appropriate.	The Board may delegate some of its functions to an Executive Committee. The Executive Committee is composed of a minimum of five to a maximum of seven members of the Board.
The functions set forth in Articles 2423, 2443, 2446, 2447 of the civil code, cannot be delegated.	The functions set forth in Articles 2420-ter, 2423, 2443, 2446, 2447, 2501-ter and 2506-bis of the Civil Code, cannot be delegated.

The empowered bodies have a duty to timely report to the Board of Directors and the Board of Statutory Auditors, at least quarterly, on the general business trend, the modalities of exercise of the proxies conferred and on the most relevant transactions from an economic, financial and patrimonial point of view, made by the Company and its subsidiaries.

The Board may establish one or more Committees and give to such Committees those powers as it considers appropriate.

In this respect, the Board may establish a Management Committee consisting of a minimum of five members and a maximum of seven members appointed by the Board also among non Board members, of which one member may be an independent Director.
The Managing Directors and any other person as the Board will consider appropriate, shall be members of the Management Committee.

The independent Director chosen by the Board to participate at the Management Committee shall not have the right to vote in such Committee and he/she will be entrusted with the duty to assure that the Committee exercises its powers as determined by the Board.

The Board may establish an Internal Control Committee consisting of a minimum of two members and a maximum of five members. The Internal Control Committee shall be composed of non executive Directors and, in its majority, of independent Directors.

The Internal Control Committee is entrusted with assisting the Board of Directors in performing the following tasks: (a) review of the qualification and independence requirements of, as well as of the results of the activities carried out by the Independent Auditor of the company, and assessment of the proposals put forward by the Independent Auditor to obtain the audit engagement; (b) assessment of the appropriateness of the accounting and financial procedures adopted and of their uniformity with a view to the preparation of the consolidated financial statements; (c) establishment of the guidelines and periodic review of the adequateness and effective functioning of the system of internal controls, as well as review of the working plan and the periodic reports prepared by the internal control supervisor; (d) performance of such other duties as are entrusted to the Committee by the Board.

The Internal Control Committee appoints a Chairman among its members.
The Board may also appoint a Secretary, who does not need to be a member of the Board, and it shall determine his/her duties.

Article 20)—A meeting of the Board may be called by the Chairman at any time he or she deems it appropriate and when requested by at least two of its members or by two Statutory Auditors.
Article 20)—A meeting of the Board may be called by the Chairman or by any Managing Director at any time he or she deems it appropriate or when requested by at least two of its members or by two Auditors.

The Board Meetings are called at the principal place of business of the Company or at any other place by the Chairman or by any Managing Director, who shall establish the agenda of the meeting, oversee the work thereof, and ensure that Directors are adequately informed regarding the items to be discussed at the meeting.

Written notice of each meeting of the Board shall be given by telex, facsimile, letter, telegram or electronic mail with return receipt at least three days in advance of the meeting; in case of urgency, such term can be reduced to one day.

Regardless of the observance of the foregoing requirements, the Board shall be deemed duly convened if all Directors and Statutory Auditors holding office are present or participate in such meeting by means of video or telephone conference.

Article 21)—The Board, duly convened, is validly constituted with the attendance of the absolute majority of its members holding office.	Article 21)—The Board, duly convened, is validly constituted with the attendance of the absolute majority of its members holding office.
The Board is presided over by the Chairman of the Board or, in his absence, by any Managing Director or by a Director designated by those in attendance.	The Board is presided over by the Chairman of the Board or, in his absence, by any Managing Director or by a Director designated by those in attendance.
The Secretary, if not already appointed by the Board, will be designated by the Chairman for the sole purposes of the meeting in progress.	The Secretary, if not already appointed by the Board, will be designated by the Chairman for the sole purposes of the meeting in progress.

The meetings of the Board of Directors may also be held by means of video conference, so long as all members participating in such meetings are duly identified and can follow the discussions and participate therein; on these assumptions, the Board of Directors' meetings will be deemed to be held where the President and the Secretary of the meeting are located, in order to ensure the signing of the minutes and their filing in the minute book.	The meetings of the Board of Directors may also be held by means of video or telephone conference, so long as all members participating in such meetings are duly identified and can follow the discussions and participate therein; on these assumptions, the Board of Directors' meetings will be deemed to be held where the Chairman and the Secretary of the meeting are located, in order to ensure the signing of the minutes and their filing in the minute book.

The President of the meeting oversees the work of the Board and takes care in providing the Directors with adequate information on the agenda, with regard to the nature, confidentiality and urgency of the matters.

Article 22)—The Board validly resolves by the absolute majority of the Directors present at the meeting or participating by video conference; in the event of a tie vote, the vote of the presiding officer shall prevail. Minutes of the Board meeting will be prepared and kept in the minute book, signed by the Chairman of the meeting and by the Secretary.
Article 22)—The Board validly resolves by the absolute majority of the Directors present at the meeting or participating by video or telephone conference; in the event of a tie vote, the vote of the presiding officer shall prevail. Minutes of the Board meeting will be prepared and kept in the minute book, signed by the Chairman of the meeting and by the Secretary.

Article 23)—The Board of Directors is vested with the broadest powers of ordinary and extraordinary management of the Company, except for what is expressly reserved by law to the meeting of stockholders.
Article 23)—The management of the Company is entrusted to the Board of Directors who adopts the resolutions necessary to implement the Company's object, except for what is expressly reserved by law to the meeting of stockholders.
The Board shall resolve over any act included in the company's object.
The Board shall have authority over resolutions in connection with mergers and demergers in accordance with Articles 2505 and 2505 bis and 2506 ter of the Civil Code, the establishment or termination of branches, the determination of which Directors shall be entrusted with the power of representing the Company, the reduction of the outstanding capital stock in the event of withdrawal of a stockholder, the amendment of the by-laws to comply with legal requirements, the transfer of the principal place of business within the national territory.
In addition, the Board has authority over the issuance of convertible bonds in accordance with art. 2420 ter of the Civil Code.

The Board of Directors can further appoint and dismiss managers and attorneys-in-fact, for specific matters or categories of matters determining their powers.	The Board of Directors can further appoint and dismiss managers and attorneys-in-fact, for specific matters or categories of matters determining their powers.

The Directors shall timely report to the Board of Statutory Auditors and in any case at quarterly intervals at least, regarding the activities and transactions of major economic, financial and patrimonial importance, carried out by the Company or by its subsidiaries and, more specifically, regarding transactions involving a potential conflict of interest.

The Board of Directors shall have exclusive authority with respect to the following matters:
1) defining the general investment and development plans and the goals of the Company and of the Group;
2) determining the budget of the Company;
3) defining the financial programs and approving the indebtedness of the Company exceeding 12 months;
4) approving strategic transactions, those significant in value or those which impose on the Company duties and obligations for a period exceeding three years.

The Directors shall report to the other directors or to the Board of Statutory Auditors with regard to those transactions involving an interest on their own account or on account of third parties, or influenced by the party who exercises the management or coordination activity.

Article 24)—The Company is represented by the Chairman of the Board of Directors to whom authority is granted, by means of free signature, to implement all the Board of Directors' resolutions, unless otherwise provided. The President represents the company before any Court and has the authority to file lawsuits or administrative or judiciary petitions in connection with any jurisdictional degree or phase, including actions for revocation or before the supreme court, and to appoint, for such purposes, attorneys at law and counsels.
Article 24)—The Company is represented by the Chairman of the Board of Directors to whom authority is granted, by means of free signature, to implement all the Board of Directors' resolutions, unless otherwise provided. The President represents the Company before any Court and has the authority to file lawsuits or administrative or judiciary petitions in connection with any jurisdictional degree or phase, including actions for revocation or before the supreme court, and to appoint, for such purposes, counsels.
The Company is further represented by the Managing Directors, within the limits of their respective powers.	The Company is further represented by the Managing Directors and the persons appointed by the Board for specific matters or category of matters, within the limits of the powers entrusted to them.

Article 25)—The members of the Board of Directors and of the executive committee are entitled to compensation to be determined as of art. 2389 of the civil code; the members of the Board of Directors are, in any event, entitled to reimbursement of the expenses incurred by reason of their office.	Article 25)—The members of the Board of Directors and of the executive committee are entitled to compensation to be determined in the resolution of appointment or by the meeting of the stockholders. The compensation of Directors holding particular offices or that are members of the committees appointed by the Board of Directors shall be fixed by the Board of Directors, upon receiving the advisory opinion of the Board of Statutory Auditors. The members of the Board of Directors are, in any event, entitled to reimbursement of the expenses incurred by reason of their office.
Article 26)—The Directors shall not be personally liable for the obligations of the Company and have no other liability except those contemplated in Arts. 2392 and 2394 of the Civil Code.	UNCHANGED

TITLE V	TITLE V
AUDITORS	AUDITORS

Article 27)—The Board of Statutory Auditors consists of three regular Auditors and two alternate Auditors appointed by the Stockholders and who may be re-elected. The powers, duties and length of office are those established by the law.
Article 27)—The Board of Statutory Auditors consists of three regular Auditors and two alternate Auditors appointed by the Stockholders and who may be re-elected. The requirements, the powers, duties and length of office are those established by the law.
Auditors shall serve for a period of three years.
Auditors shall serve for a period of three fiscal years and shall cease from office on the date of the Meeting of Stockholders called for the approval of the balance sheet relating to the third fiscal year following their appointment.

Their compensation shall be fixed by the Meeting of Stockholders. Persons who are in positions of incompatibility pursuant to the law or who do not have the necessary subjective or objective requirements mandated by the law and/or implementing regulations may not be appointed as Auditors, or, if appointed, shall cease from office.
Their compensation shall be fixed by the Meeting of Stockholders. Persons who are in positions of incompatibility pursuant to the law or who do not have the necessary subjective or objective requirements mandated by the law and/or implementing regulations may not be appointed as Statutory Auditors, or, if appointed, shall cease from office.
Persons who hold the office of Statutory Auditor of more than ten (10) listed Italian Companies may not be appointed as regular or alternate Statutory Auditors of the Company.	Persons who hold the office of Statutory Auditor of more than five (5) listed Italian Companies may not be appointed as regular or alternate Statutory Auditors of the Company.

At least one of the regular auditors and one of the alternate auditors shall be selected in the list of the members of the Register of Accounting Auditor (Registro dei revisori contabili) that have exercised the activity of legal auditing for a period of at least three years.
Persons who do not have the quality above mentioned but have an experience of at least three years in the following activities may be appointed Statutory Auditors of the Company:
a)	financial or executive officer of corporations with a share capital not lower than Euro 2,000,000.00 (two million) or;
b)	expert or university professor in law, economics, finance or;
c) For field strictly related to the company's activity is intended what indicated in article 3.

The Statutory Board of Auditors is elected pursuant to lists submitted by the stockholders in accordance with the procedures set out hereunder, for the purpose of ensuring that minority stockholders appoint one regular and one alternate Auditor.
The Statutory Board of Auditors is elected pursuant to lists submitted by the stockholders in accordance with the procedures set out hereunder, for the purpose of ensuring that minority stockholders appoint one regular and one alternate Auditor.

For such purpose, lists being submitted shall be divided into two sections: a section for the appointment of the regular Statutory Auditors, and another for the appointment of the alternate Statutory Auditors.
For such purpose, lists being submitted shall be divided into two sections: a section for the appointment of the regular Statutory Auditors, and another for the appointment of the alternate Statutory Auditors.

The lists shall set forth a minimum number of candidates equal to the number of candidates to be elected, listed under progressive numbers. Each candidate may appear in not more than one list upon penalty of ineligibility.
The lists shall set forth a minimum number of candidates equal to the number of candidates to be elected, listed under progressive numbers. Each candidate may appear in not more than one list upon penalty of ineligibility.

Stockholders who individually, or collectively with other stockholders, represent at least 3% (three percent) of the shares with voting rights in the ordinary meetings of stockholders are entitled to submit a list. Each stockholder may submit, directly or indirectly by means of trust or proxy, not more than one list; otherwise, the submitted lists shall not be taken into account. Each stockholder must submit and/or send to the registered office, no later than five days before the day scheduled for the first meeting, a certificate issued by an authorized intermediary, according to the law, attesting his or her right to exercise corporate rights. The lists, signed by the parties submitting them, together with detailed personal or professional information regarding the candidates, shall be filed at the registered office of the company at least two days prior to the day scheduled for the first meeting. Within the above term, in addition to the list, each candidate shall file a statement declaring that he or she accepts his/her candidature and confirms, on his/her own responsibility, the absence of any cause of ineligibility and compliance with the requirements of office mandated by any applicable regulations.	Stockholders who individually, or collectively with other stockholders, represent at least 3% (three percent) of the shares with voting rights in the ordinary meetings of stockholders are entitled to submit a list. Each stockholder may submit, directly or indirectly by means of trust or proxy, not more than one list; otherwise, the submitted lists shall not be taken into account. Each stockholder must submit and/or send to the registered office, no later than two days before the day scheduled for the first meeting, a certificate issued by an authorized intermediary, according to the law, attesting his or her right to exercise corporate rights. The lists, signed by the parties submitting them, together with detailed personal or professional information regarding the candidates, shall be filed at the registered office of the company at least two days prior to the day scheduled for the first meeting. Within the above term, in addition to the list, each candidate shall file a statement declaring that he or she accepts his/her candidature and confirms, on his/her own responsibility, the absence of any cause of ineligibility and compliance with the requirements of office mandated by any applicable regulations.

In the event of failure to observe the above-mentioned provisions, the list shall be deemed as not having been submitted. Each party with voting rights may only vote for one list. The first two candidates in the list that has obtained the most votes and the first candidate in the list that has obtained the second most votes shall be appointed as regular Statutory Auditors. The first candidate in the list that has obtained the most votes and the first candidate in list that has obtained the second most votes shall be appointed as alternate Statutory Auditors. In the event of equal votes for two or more lists, the oldest candidates shall be declared elected as Auditors until all the offices are assigned. The first listed candidate in the list that has obtained the most votes shall be appointed Chairman; in the event of equal votes for two or more lists, the oldest candidate shall be declared elected as Chairman. In the event of early withdrawal of a party from the office of regular Auditor for any reason, the regular Statutory Auditor shall be replaced by the alternate Auditor on the list from which the regular Statutory Auditor was elected.
In the event of failure to observe the above-mentioned provisions, the list shall be deemed as not having been submitted. Each party with voting rights may only vote for one list. The first two candidates in the list that has obtained the most votes and the first candidate in the list that has obtained the second most votes shall be appointed as regular Statutory Auditors. The first candidate in the list that has obtained the most votes and the first candidate in list that has obtained the second most votes shall be appointed as alternate Statutory Auditors. In the event of equal votes for two or more lists, the oldest candidates shall be declared elected as Auditors until all the offices are assigned. The first listed candidate in the list that has obtained the most votes shall be appointed Chairman; in the event of equal votes for two or more lists, the oldest candidate shall be declared elected as Chairman. In the event of early withdrawal of a party from the office of regular Auditor for any reason, the regular Statutory Auditor shall be replaced by the alternate Auditor on the list from which the regular Statutory Auditor was elected.

If such alternate Auditors are not sufficient to complete the Statutory Board of Auditors, the Meeting of Stockholders shall be called in order to supplement the Statutory Board of Auditors choosing from amongst the candidates in the list from which the lapsed Auditor was chosen.	If such alternate Auditors are not sufficient to complete the Statutory Board of Auditors, the Meeting of Stockholders shall be called in order to supplement the Statutory Board of Auditors choosing from amongst the candidates in the list from which the lapsed Auditor was chosen.

For the purposes of this Article, the stockholders belonging to the same group—i.e. any subsidiary, parent company, or company controlled by or affiliated with the company pursuant to article 2359 of the Italian Civil Code—shall be considered as a sole stockholder and may not submit or vote in relation to more than one list.
For the purposes of this Article, the stockholders belonging to the same group—i.e. any subsidiary, parent company, or company controlled by or affiliated with the company pursuant to article 2359 of the Italian Civil Code—shall be considered as a sole stockholder and may not submit or vote in relation to more than one list.

For the purposes of this Article, the stockholders belonging to the same group—i.e. any subsidiary, parent company, or company controlled by or affiliated with the company pursuant to article 2359 of the Italian Civil Code—shall be considered as a sole stockholder and may not submit or vote in relation to more than one list.
For the purposes of this Article, the stockholders belonging to the same group—i.e. any subsidiary, parent company, or company controlled by or affiliated with the company pursuant to article 2359 of the Italian Civil Code—shall be considered as a sole stockholder and may not submit or vote in relation to more than one list.
The Board of Statutory Auditors can meet in video or Tele conference in accordance with the provision of article 21, paragraph 4 of these by-laws.

Article 28)—The accounting auditing of the Company is performed by an independent auditor appointed by the general meeting of stockholders, shall serve for three financial years until the date of the stockholder meeting called to approve the financial statements of the third financial year following the appointment, and its fee is fixed by the general meeting of stockholders.
The duties, responsibilities and obligations in connection with the appointment of the independent auditor are provided by law.

Article 29)—The activity performed by the independent auditor shall be recorded in a book kept at the principal place of business of the Company.

TITLE VI	TITLE VI
FINANCIAL STATEMENTS AND PROFITS	FINANCIAL STATEMENTS AND PROFITS
Article 28)—The Company's financial year shall end on December 31 (thirty one) of each year. At the end of each financial year the Board prepares a regular inventory and the financial statements to be drafted in accordance with law provisions and composed of the statement of assets and liabilities, the profit and loss account and the supplementary note	Article 30)—The Company's financial year shall end on December 31 (thirty one) of each year. At the end of each financial year the Board prepares the financial statements to be drafted in accordance with law provisions.
Upon approval of the financial statements, the shareholders' meeting resolves on the distribution of profits, in compliance with provisions of the law and consistently with the Company's needs.	Upon approval of the financial statements, the shareholders' meeting resolves on the distribution of profits, in compliance with provisions of the law and consistently with the Company's needs.
The Board of Directors may resolve to make early distributions of dividends in the cases and according to the terms and conditions established by article 2433 bis of the Italian Civil Code and article 158 of Legislative Decree no. 58/1998.	The Board of Directors may resolve to make early distributions of dividends in the cases and according to the terms and conditions established by article 2433 bis of the Italian Civil Code and article 158 of Legislative Decree no. 58/1998.
Dividends which are not collected within five years from the day in which they become available shall prescribe in favor of the company.	Dividends which are not collected within five years from the day in which they become available shall prescribe in favor of the company.

TITLE VII	TITLE VII
WINDING UP—GENERAL PROVISIONS	WINDING UP—GENERAL PROVISIONS
Article 29)—In the event of the company winding-up, the extraordinary shareholders' meeting shall appoint one or more liquidators establishing their powers and the winding up procedure.	Article 31) RENUMBERED—TEXT UNCHANGED

Article 32)—The Company may, pursuant to article 1891 Civil Code, at its expense, obtain an insurance policy for the civil liability of Directors and Statutory Auditors, in all cases within articles 2392, 2393, 2393bis, 2394, 2395 and 2407 of the Civil Code, in the interest and on behalf of who will hold such offices. The Stockholders meeting will establish the primary insurance company which will provide the insurance policy and the limit of liability.

Article 30)—Current provisions of law shall apply to any matters not expressly mentioned in these By-laws.	Article 33)—Current provisions of law and of regulations shall apply to any matters not expressly mentioned in these By-laws.

VOTING PROCEDURES

You may cast your vote on the resolutions referred to above either by completing the enclosed Voting Instruction Card and mailing it pursuant to the instructions included therein or by attending the ordinary and extraordinary shareholders' meetings personally. Should you elect to cast your vote personally at the ordinary and extraordinary shareholders' meetings, you will be required to follow the procedure established by the Company in agreement with The Bank of New York, as depositary. According to such procedure, you will be required to provide The Bank of New York not later than 12:00 p.m. (noon) on June 7, 2004 evidence that (i) you will be an ADS holder as of the date of the annual meeting and (ii) you have not already exercised the voting rights pertaining to the ADSs held by you by mailing the attached Voting Instruction Card. Details on how to fulfill such requirements are contained in the letters attached hereto as Annex B and Annex C.

The Company believes that the foregoing information and the attached documents will be sufficient to enable you to cast your vote in connection with each of the resolutions described above which are being submitted for your approval.

                      Many thanks and best regards.

                      Luxottica Group S.p.A.

Milan, May 4, 2004

ANNEX A

WARNING ABOUT TAXATION OF DIVIDENDS
PAYABLE BY LUXOTTICA GROUP S.p.A.

May 2004

Dear Holder of American Depositary Shares,

         As noted in the enclosed Proxy Statement, at the ordinary shareholders' meeting of Luxottica Group S.p.A. (the "Company") which will be held on June 17, 2004 on first call (or on June 18, 2004 on second call), the Board of Directors of the Company will submit to shareholders a proposal to adopt a resolution for the distribution of a cash dividend in the amount of Euro 0.21 per American Depositary Share (each American Depositary Share represents one Ordinary Share).

         The Company will pay the dividend to all holders of ADSs of record on June 23, 2004. In order to be a holder of record on June 23, 2004 and thus be entitled to such dividend, you must purchase the ADSs on or before June 18, 2004.

         The dividend will be paid on June 24, 2004 in Euro, by Monte Titoli S.p.A., authorized intermediary, to all depository banks of the shareholders. For the holders of ADSs, the dividend will be paid to The Bank of New York, as depositary of the Ordinary Shares and the issuer of the ADSs, through UniCredito Italiano S.p.A., as custodian under the Deposit Agreement. The Bank of New York anticipates that dividends will be payable to all the ADS holders commencing from and after July 1, 2004 upon satisfaction of the documentation requirements referred to below, at the U.S. Dollar/Euro exchange rate in effect on June 24, 2004.

         The ADSs listed on the New York Stock Exchange will be traded ex-dividend on June 21, 2004.

         Dividend paid to beneficial owners who are not Italian residents and do not have a permanent establishment in Italy to which the shares are effectively connected, are subject to a 27.0% substitute tax rate. Accordingly, the amount of the dividend paid to The Bank of New York, as depositary of the Ordinary Shares and the issuer of the ADSs, through UniCredito Italiano S.p.A., as custodian under the Deposit Agreement, will be subject to such Italian substitute tax. Therefore, the amount of the dividends that the holders of ADS will initially receive will be net of such substitute tax.

         All owners of ADSs will be given the opportunity to submit to The Bank of New York, in accordance with the procedure set forth by it, the documentation attesting their residence for tax purposes in Italy or in countries which have entered into tax treaties with Italy, pursuant to which reduced/NIL tax rates might become directly applicable. Please find attached to this Annex a document and necessary forms setting forth the detailed procedure to be used by ADS holders for the purpose of obtaining the direct application of the reduced/NIL tax rate.

         All ADS holders which are Italian resident for tax purposes, should deliver by July 5, 2004 to The Bank of New York the documentation, dated before July 24, 2004, attesting the applicable tax regime. For Italian resident ADS holders please complete Form A to G "Dichiarazione Percettore Dividendo" depending on the beneficial owner status (attached to this Annex).

         Also ADS holders, who are not Italian residents for tax purposes, should deliver by July 5, 2004 to The Bank of New York the documentation, signed before June 24, 2004, attesting their residence for tax purposes in countries which have entered into tax treaties with Italy, pursuant to which reduced tax rates might become directly applicable. For US resident ADS holders please complete Form 8802 (attached to this Annex). For ADS holders who are residents of other countries having anti-double taxation treaties with the Republic of Italy please obtain certification from your appropriate tax authority by completing the applicable Form A-4 "Tax Relief Form for Dividends for non-U.S. resident holders"depending on whether you are an individual or a company (attached to this Annex). Please note that Forms 8802 and A-4 need to be signed by the relevant tax authority before June 24, 2004.

         As soon as the required documentation is delivered by The Bank of New York to UniCredito Italiano, such bank shall endeavor to effect repayment of the entire 27 .0% withheld or the balance between the 27.0% withheld at the time of payment and the rate actually applicable to the ADS holder, as the case may be. By way of example, Italy and United States (as well as many other countries) are parties to a tax treaty pursuant to which the rate of the tax applicable to dividends paid by an Italian resident company to a U.S. resident entitled to the benefits under the treaty may be reduced to 15.0%. Therefore, U.S. resident ADS holders have the opportunity of being repaid a further 12.0% of the gross dividend, that is the difference between the 27.0% withheld at the time of payment of the dividend and the 15.0% substitute tax provided for by the Italy—U.S. tax treaty.

         In the past many ADS holders have been unable to provide the required certificates within the deadline, because the tax authorities can take two months or more in releasing such documents. Therefore the Company advises you, in case you expect to be a holder of ADSs of record on June 23, 2004 and are interested in implementing the procedure to obtain the application of the reduced substitute tax rate, to start well in advance of June 24, 2004 such procedure by completing the appropriate form attached to this Annex (Form A to G for Italian residents, Form 8802 for U.S. residents, Form A-4 for residents of other countries), which needs to be signed, for non-Italian residents only, by the relevant tax authority before June 24, 2004. The procedure established by The Bank of New York and UniCredito Italiano contemplates that, once the ADS holder has delivered the proper documentation to The Bank of New York, the latter will make it available to UniCredito Italiano and consequently the additional dividend amount will be payable to the ADS holders.

         Please note that in order for ADS holders to take advantage of the accelerated tax refund (Quick Refund), the certification by the respective tax authority must be dated before June 24, 2004 (the dividend payment date in Euro) and The Bank of New York should receive the certification on or before July 5, 2004.

         The Company recommends to all ADS holders who are interested in taking advantage of such an opportunity, to request more detailed information as to the exact procedure to be followed from The Bank of New York (ADR Department, telephone +1-212-815-2367; fax +1-212-571-3050, attn. Patrick Mullaly) or directly from the Company's headquarters in Italy (Investor Relations Department, telephone +39.0437.644256; fax +39.0437.63840).

         ADS holders are further advised that, once the amounts withheld are paid to the Italian tax authorities, the ADS holders who are entitled to a reduced tax rate may only apply to the Italian tax authorities to receive the reimbursement of the excess tax applied to the dividends received from the Company. Such procedure customarily takes years before the reimbursement is actually made. Therefore the above-mentioned procedure, for direct application of the reduced withholding rate was established by Luxottica Group in the best interest of its shareholders.

         Best regards,

         LUXOTTICA GROUP S.p.A.

ANNEX A

Form A

DICHIARAZIONE PERCETTORE DIVIDENDO: PERSONE FISICHE

A:
UNICREDITO ITALIANO
Via Volta, 1
20093 Cologno Monzese—MI—
C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2003 ADS di Luxottica Group S.p.A.

Egregi Signori,

il sottoscritto _______________________________ nato a _______________________________ il
_____________________ residente a _____________________ in Via _____________________
CAP _____________________ Codice Fiscale _____________________ titolare beneficiario di N
_____________________ American Depositary Share ("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A. depositati sul conto titoli intestato al sottoscritto presso la Banca _____________________ filiale di _____________________;

Pertanto, in base all' art. 27ter del D.P.R. 600/73

chiede

(apporre una "X "su una delle seguenti opzioni)

☐
che il dividendo relativo all'esercizio 2003 gli sia corrisposto al netto dell'imposta sostitutiva del 12,5% essendo relativo a partecipazioni non qualificate ai sensi dell'articolo 67 comma 1 lettera c-bis del TUIR, non relativa ad attività di impresa ai sensi dell'articolo 65 del TUIR.

oppure

☐
che il dividendo relativo all'esercizio 2003 gli sia corrisposto senza applicazione di alcuna imposta essendo gli strumenti finanziari immessi

•
relativi all'attività di impresa ai sensi dell'articolo 65 del TUIR; ovvero costituendo

•
partecipazione qualificata ai sensi dell'articolo 67 comma 1 lettera c del TUIR.

Mi impegno inoltre a comunicare tempestivamente a codesta Banca qualunque circostanza in grado di modificare l'attuale condizione.

La sottoscritta si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, da qualsiasi responsaibilità, danno, perdita o passività che gli stessi potessero subire in conseguenza di iniziative intraprese fidando sulle dichiarazioni ed informazioni contenute nella presente dichiarazione.

In fede,

Data _____________________    Firma _________________________________

ANNEX A

FORM B

DICHIARAZIONE PERCETTORE DIVIDENDI: SOCIETA'

A:
UNICREDITO ITALIANO
Via Volta, 1
20093 Cologno Monzese—MI—
C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2003 ADS di Luxottica Group S.p.A.

Egregi Signori,

la sottoscritta Soc ___________________________ con sede sociale a ___________________________ in
Via ___________________________, CAP ___________________________ Codice Fiscale
___________________________ in persona del proprio legale rappresentante Sig
___________________________ dichiara:

☐
di essere titolare beneficiario di N ____ _______________________ American Depositary Share
("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A.
depositati sul conto intestato alla sottoscritta presso la Banca _____________________ Filiale di _____________________

☐
che il dividendo percepito concorre alla determinazione del proprio reddito imponibile secondo le regole previste dal TUIR

Pertanto, in base all' art. 27ter del D.P.R. 600/73

chiede

che il dividendo relativo all'esercizio 2003 sia corrisposto al lordo dell'imposta sostitutiva

La sottoscritta si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, da qualsiasi responsabilità, danno, perdita o passività che gli stessi potessero subire in conseguenza di iniziative intraprese fidando sulle dichiarazioni ed informazioni contenute nella presente dichiarazione.

In fede,

Data _____________________ Timbro e Firma _________________________________

ANNEX A

FORM C

DICHIARAZIONE PERCETTORE DIVIDENDI: FONDI DI INVESTIMENTO MOBILIARE, SICAV, FONDI COMUNI LUSSEMBURGHESE "STORICI" E FONDI MOBILIARI CHIUSI

A:
UNICREDITO ITALIANO
Via Volta, 1
20093 Cologno Monzese—MI—
C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2003 ADS di Luxottica Group S.p.A.

Egregi Signori,

la sottoscritta Soc ___________________________ con sede sociale a ___________________________
in Via ___________________________, CAP ___________________________ Codice Fiscale
___________________________ in persona del proprio legale rappresentante Sig
___________________________

dichiara che

il seguente fondo/SICAV di diritto nazionale ___________________________ gestito dalla sottoscritta societàè:

☐
titolare beneficiario di N _____________ ______________ American Depositary Share ("ADS ") rap-
presentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A. depositati sul conto intestato al sottoscritto presso la Banca ___________________________filiale di
___________________________;

istituito quale:

(apporre una X su una delle seguenti opzioni):

☐
fondo comune di investimento mobiliare ai sensi della Legge 23 marzo 1983, n. 77;

☐
Società d'Investimento a Capitale Variabile ai sensi del D. Lgs. 25 gennaio 1992, n. 84;

☐
fondo comune di diritto Estero autorizzato al collocamento in Italia ex-D.L. 6 giugno 1956, N. 476, ai sensi dell'art. 11-BIS del D.L. 30 settembre 1983, n. 512;

☐
fondo mobiliare chiuso ai sensi della Legge 14 agosto 1993, n. 344;

pertanto, in base all'art. 27-ter del D.p.r. 600/73

chiede

che il dividendo relativo all'esercizio 2003 sia corrisposto senza alcuna imposta sostitutiva

La sottoscritta si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, in relazione a qualsiasi responsabilità, danno, perdita o passività che ciascuno di essi possa subire in conseguenza di iniziative intraprese fidando sulla esattezza, verità e completezza delle dichiarazioni od informazioni contenute nella presente dichiarazione.

In fede,

Data ___________________________ Timbro e Firma _________________________________

ANNEX A

FORM D

DICHIARAZIONE PERCETTORE DIVIDENDI: FONDO PENSIONE

A:
UNICREDITO ITALIANO
Via Volta, 1
20093 Cologno Monzese—MI—
C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2003 ADS di Luxottica Group S.p.A.

Egregi Signori,

la sottoscritta Soc ___________________________ con sede sociale a ___________________________in
Via ___________________________, CAP ___________________________ Codice Fiscale
___________________________ in persona del proprio legale rappresentante Sig
___________________________

dichiara che

il seguente fondo pensione ___________________________ gestito dalla sottoscritta società è:

☐
titolare beneficiario di N _______________ ____________ American Depositary Share ("ADS") rap-
presentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A.. depositati sul conto intestato al sottoscritto presso la Banca ___________________________ Filiale di
___________________________;

☐
istituito quale fondo pensione ai sensi del Decreto Legislativo 21 aprile 1993, n.124;

  pertanto, in base all'art. 27-ter del D.p.r. 600/73

chiede

che il dividendo relativo all'esercizio 2003 sia corrisposto senza alcuna imposta sostitutiva.

La sottoscritta si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, in relazione a qualsiasi responsabilità, danno, perdita o passività che ciascuno di essi possa subire in conseguenza di iniziative intraprese fidando sulla esattezza, verità e completezza delle dichiarazioni od informazioni contenute nella presente dichiarazione.

In fede,

Data ___________________________ Timbro e Firma _________________________________

ANNEX A

FORM E

DICHIARAZIONE PERCETTORE DIVIDENDI: GESTIONI PATRIMONIALI

A:
UNICREDITO ITALIANO
Via Volta, 1
20093 Cologno Monzese—MI—
C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2003 ADS di Luxottica Group S.p.A.

Egregi Signori,

la sottoscritta Soc ___________________________ con sede sociale a ___________________________ in Via
___________________________, CAP ___________________________
Codice Fiscale ___________________________ in persona del proprio legale rappresentante Sig
___________________________

dichiara che

☐
con riferimento a N____________________ _______American Depositary Share ("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A., depositati presso la Banca
___________________________Filiale di___________________________i dividendi distribuiti da Luxottica Group S.p.A. su questi ADS relativi all'esercizio 2003 sono di pertinenza di patrimoni conferiti dalla nostra clientela in gestioni patrimoniali per le quali la clientela ha optato per il regime del risparmio gestito di cui all'art. 7, D. Lgs. 21 novembre 1997, N. 461;

☐
che, ai sensi dell'art. 7 del Decreto Legislativo del 21 novembre 1997 N. 461/97, su detti dividendi non si applica alcuna imposta sostitutiva;

e pertanto

chiede

che il dividendo relativo all'esercizio 2003 sia corrisposto senza alcuna imposta sostitutiva.

Il sottoscritto si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, da qualsiasi responsabilità, danno, perdita o passività che gli stessi potessero subire in conseguenza di iniziative intraprese fidando sulla esattezza, verità e completezza delle dichiarazioni od informazioni contenute nella presente dichiarazione.

In fede,

Data ___________________________ Timbro e Firma _________________________________

ANNEX A

FORM F

DICHIARAZIONE PERCETTORE DIVIDENDI: SOCIETA' FIDUCIARIA

A:
UNICREDITO ITALIANO
Via Volta, 1
20093 Cologno Monzese—MI—
C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2003 ADS di Luxottica Group S.p.A.

Egregi Signori,

il sottoscritto ___________________________, nella propria qualità di rappresentante legale della (NOME
DELLA SOCIETA' FIDUCIARIA) ___________________________ intestataria fiduciariamente degli ADS di cui più' in dettaglio nel prosieguo, con la presente in nome e per conto della società

attesta che

con riferimento a N. ___________________________ American Depositary Share ("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A., detti ADS sono depositati sul conto intestato al sottoscritto presso la Banca ___________________________ Filiale di ________________________ ___ e che l'effettivo beneficiario dei dividendi distribuiti da Luxottica Group S.p.A. su tali ADS relativi all'esercizio 2003, è una persona fisica residente in Italia a fini fiscali e pertanto chiede

(apporre una "X" su una delle seguenti opzioni)

☐
che il dividendo relativo all'esercizio 2003 sia corrisposto al netto dell'imposta sostitutiva del 12,5% essendo relativo a partecipazioni non qualificate ai sensi dell'articolo 67 comma 1 lettera c-bis del TUIR, non relativa ad attività di impresa ai sensi dell'articolo 65 del TUIR.

oppure

☐
che il dividendo relativo all'esercizio 2003 gli sia corrisposto senza applicazione di alcuna imposta essendo gli strumenti finanziari immessi relativi all'attività di impresa ai sensi dell'articolo 65 del TUIR; ovvero costituendo partecipazione qualificata ai sensi dell'articolo 67 comma 1 lettera c del TUIR.

  A tal fine dichiaro che gli strumenti finanziari immessi nel deposito titoli

☐
sono relativi all'attività di impresa ai sensi dell'articolo 65 del TUIR;

☐
costituiscono partecipazione qualificata ai sensi dell'articolo 67 comma 1 lettera c del TUIR.

  Mi impegno inoltre a comunicare tempestivamente a codesta Banca qualunque circostanza in grado di modificare l'attuale condizione.

Il sottoscritto si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, da qualsiasi responsabilità, danno, perdita o passività che gli stessi potessero subire in conseguenza di iniziative intraprese fidando sulla esattezza, verità e completezza delle dichiarazioni od informazioni contenute nella presente dichiarazione.

In fede,

Data ___________________________ Timbro e Firma _________________________________

ANNEX A

FORM G

DICHIARAZIONE PERCETTORE DIVIDENDI: FONDI DI INVESTIMENTO IMMOBILIARE CHIUSI

A:
UNICREDITO ITALIANO
Via Volta, 1
20093 Cologno Monzese—MI—
C.A. dr. Vittorio Marangione

Oggetto: Dividendo 2003 ADS di Luxottica Group S.p.A.

Egregi Signori,

la sottoscritta Soc ___________________________ con sede sociale a ___________________________ in Via ___________________________, CAP ___________________________ Codice Fiscale __________ _________________ in persona del proprio legale rappresentante Sig ___________________________

dichiara che

il fondo d'investimento immobiliare ___________________________ gestito dalla sottoscritta società:

☐
è titolare beneficiario di N ____________ _______________ American Depositary Share ("ADS") rappresentativi del diritto di ricevere una azione ordinaria di Luxottica Group S.p.A. depositati sul conto intestato al sottoscritto presso la Banca ___________________________ Filiale di ___________________________;

chiede

che il dividendo sia corrisposto senza alcuna imposta sostitutiva.

La sottoscritta si impegna a manlevare e tenere indenne l'UniCredito Italiano, i suoi rappresentanti, funzionari, agenti, direttori, mandatari e dipendenti, in relazione a qualsiasi responsabilità, danno, perdita o passività che ciascuno di essi possa subire in conseguenza di iniziative intraprese fidando sulla esattezza, verità e completezza delle dichiarazioni od informazioni contenute nella presente dichiarazione.

In fede,

Data ___________________________ Timbro e Firma_________________________________

Form 8802 (December 2003) Department of the Treasury Internal Revenue Service	Application for United States Residency Certification > See separate instructions	OMB No. 1545-1817

Applicant's name	Applicant's U.S. taxpayer identification number

If a joint return was filed, spouse's name (see instructions)	If a joint return was filed, spouse's U.S. taxpayer identification number

If a separate certification is needed for spouse, check here > ☐

1	Name and taxpayer identification number as it should appear on the certification if different from above

2	Applicant's address during the calendar year for which certification is requested, including country and ZIP or postal code (see instructions)

3a	Mail the certification to (check the appropriate box):
	☐	Address on line 2	☐	Address shown on the attached Form 2848 or Form 8821
	☐	Address on line 3b	☐	Other (specify) >

b	Appointee's name and address (if any)	c	Appointee's (see instructions):
CAF/Appointee No. >
Phone No. >	( )
Fax No. >	( )

4	Applicant is (check appropriate box(es)):
a	☐	Individual. Check all applicable boxes.
		☐	U.S. citizen
		☐	Sole proprietor
		☐	U.S. permanent resident alien (green card holder)
		☐	Other U.S. resident alien. Type of entry visa >
Current nonimmigrant status >	and date of change (see instructions) >
☐	Dual-status U.S. resident (see instructions). From >	to >
☐	Partial-year Form 2555 filer (see instructions). U.S. resident from >	to >
b	☐	Partnership. Check all applicable boxes.	☐ U.S.	☐ Foreign	☐ LLC
c	☐	Trust. Check if:	☐	Grantor (U.S.)	☐	Simple	☐	Rev. Rul. 81-100 Trust	☐	Section 584
			☐	Grantor (foreign)	☐	Complex	☐	IRA
d	☐	Estate
e	☐	Corporation. If incorporated in the United States, go to line 5. Otherwise, continue.
Check if:	☐	Section 269B	☐	Section 943(e)(1)	☐	Section 953(d)	☐	Section 1504(d)
Country of incorporation >
If a dual-resident corporation, specify other country of residence >
If included on a consolidated return, attach page 1 of Form 1120 and Form 851.
f	☐	S corporation
g	☐	Employee benefit plan/trust. Plan number, if applicable >
		Check if:	☐	Section 401(a)	☐	Section 403(b)	☐	Section 457
h	☐	Exempt organization. If organized in the United States, check applicable box.
☐	Section 501(c)(3)	☐	Governmental entity	☐	Other (specify) >

5	Was the applicant required to file a U.S. tax form for the tax period(s) on which certification will be based?
	Yes.	Check the appropriate box for the form filed and go to line 7.
		☐	990	☐	990-T	☐	1040	☐	1041	☐	1065	☐	1120	☐	1120S	☐	5227	☐	5500
☐	Other (specify) >
No.	Attach explanation (see instructions). Check applicable box and go to line 6.
	☐	Minor child	☐	QSub	☐	U.S. DRE (LLC)	☐	Foreign DRE	☐	Section 761(a) election
☐	FASIT	☐	Foreign partnership	☐	Other >

6	Was the applicant's parent or parent organization required to file a U.S. tax form?
	Yes.	Check the appropriate box for the form filed by the parent.
		☐	990	☐	990-T	☐	1040	☐	1041	☐	1065	☐	1120	☐	1120S	☐	5500
☐	Other (specify) >
Parent's name and address >

and U.S. taxpayer identification number >
No.	Attach explanation (see instructions).

For Privacy Act and Paperwork Reduction Act Notice, see page 5 of the instructions.	Cat. No. 10003D	Form 8802 (12-2003)

Form 8802 (12-2003)	Page 2

7	Calendar year(s) for which certification is requested (see instructions)

8	Tax period(s) on which certification will be based (see instructions)

9	Purpose of certification. Check applicable box.
	☐	Income tax	☐	VAT (specify NAICS codes) >
	☐	Other (specify)

10	Enter the number of certifications needed in the column to the right of each country for which certification is requested (see instructions)

Country	#	Country	#	Country	#	Country	#	Country	#

Armenia		Estonia		Jamaica		Norway		Tajikistan

Australia		Finland		Japan		Pakistan		Thailand

Austria		France		Kazakhstan		Philippines		Trinidad & Tobago

Azerbaijan		Georgia		Rep. of Korea		Poland		Tunisia

Barbados		Germany		Kyrgyzstan		Portugal		Turkey

Belarus		Greece		Latvia		Romania		Turkmenistan

Belgium		Hungary		Lithuania		Russia		Ukraine

Canada		Iceland		Luxembourg		Slovak Rep.		United Kingdom (see page 2 of the instructions)

China		India		Mexico		Slovenia		Uzbekistan

Cyprus		Indonesia		Moldova		South Africa		Venezuela

Czech Rep.		Ireland		Morocco		Spain (see page 2 of the instructions)		Other(s) (specify below)

Denmark		Israel		Netherlands		Sweden

Egypt		Italy		New Zealand		Switzerland

11	This space can be used to enter additional required information

Sign here	Under penalties of perjury, I declare that I have examined this application and accompanying attachments, and to the best of my knowledge and belief, they are true, correct, and complete. If I have designated a third party to receive the residency certification(s), I declare that the certification(s) will be used only for obtaining information or assistance from that person relating to matters designated on line 9.

Keep a copy for your records. >

	Applicant's signature (or individual authorized to sign for the applicant)	Date	Capacity in which acting	Daytime phone number
( )

	Spouse's signature. If a joint application, both must sign.	Date

Form 8802 (12-2003)

CERTIFICATION REQUEST FORM A-4

(Tax Relief Form for Dividends for non-U.S. resident holders) Persone fisiche/Individuals

RICHIESTA DI ATTESTAZIONE PER L'APPLICAZIONE DELLA RITENUTA
RIDOTTA SU DIVIDENDI DISTRIBUITI DA SOCIETA' ITALIANE
REQUEST FOR THE APPLICATION OF THE REDUCED WITHHOLDING TAX ON
DIVIDENDS DISTRIBUTED BY ITALIAN COMPANIES

Dichiarazione presentata da Declaration in force by	in virtu' del Trattato contro le doppie according to the Convention for the
Imposizioni in vigore tra la Repubblica Italiana e avoidance of Double Taxation between Italy and

Sezione 1/ Section I

DICHIARAZIONE DEL BENEFICIARIO OVVERO DEL RAPPRESENTANTE LEGALE
STATEMENT OF THE RECIPIENT OR HIS LEGAL REPRESENTATIVE

beneficiario/recipient

Cognome	Nome	Sesso
Surname	Name	Sex

Data di nascita(gg/mm/aa)                                         Citt à di nascita                                                     Sato di nascita

Date of birth (dd/mm/yy)                                         City of Birth                                                     Country of birth

Codice identificativo Identification number	Rilasciato da Issued by
Domicilio fiscale (indirizzo completo) Fiscal domicile (full address)	Città City	Stato Country
dichiara: declares:

di essere residente in                          in virtù del Trattato contro le doppie imposizioni in vigore tra la Repubblica Italiana e

to be resident in                          according to the Convention for the avoidance of Double Taxation between Italy and di non svolgere attività industriale o commerciale in Italia per mezzo di una stabile organizzazione;

not to carry out any industrial or commercial activity in Italy by means of a permanent establishment;

che comunicherà immediatamente ogni nuova circostanza che osti all'applicazione del Trattato contro le Doppie Imposizioni;

THAT ANY NEW CIRCUMSTANCE THAT MAY AFFECT THE APPLICATION OF THE CONVENTION FOR THE AVOIDANCE OF THE DOUBLE TAXATION WILL BE IMMEDIATELY COMMUNICATED;

che le informazioni sopra indicate sono veritiere e corrette that the above-mentioned information are true and correct

si autorizza UniCredito Italiano a conservare l'originale di questo documento presso i propri uffici a disposizione delle competenti Autorità Fiscali

WE HEREBY AUTHORIZE UNICREDITO ITALIANO TO KEEP THE ORIGINAL DOCUMENTS IN THEIR RECORDS AT THE DISPOSAL OF THE COMPETENT TAX AUTHORITIES

LUOGO E DATA/PLACE AND DATE

TIMBRO E FIRMA DEL BENEFICIARIO O DEL RAPPRESENTANTE LEGALE
STAMP AND SIGNATURE OF THE BENEFICIARY OR LEGAL REPRESENTATIVE

TIMBRO E FIRMA DEL DELEGATO
STAMP AND SIGNATURE OF THE QUALIFIED PROXYHOLDER

NOME E COGNOME DEL RAPPRESENTANTE DEL DELEGATO
NAME AND SURNAME OF THE SIGNATORY FOR THE QUALIFIED PROXYHOLDER

CERTIFICATION REQUEST FORM A-4

(Tax Relief Form for Dividends for non-U.S. resident holders) Società/Companies

RICHIESTA DI ATTESTAZIONE PER L'APPLICAZIONE DELLA RITENUTA
RIDOTTA SU DIVIDENDI DISTRIBUITI DA SOCIETA' ITALIANE
REQUEST FOR THE APPLICATION OF THE REDUCED WITHHOLDING TAX ON
DIVIDENDS DISTRIBUTED BY ITALIAN COMPANIES

Dichiarazione presentata da Declaration in force by	in virtu' del Trattato contro le doppie according to the Convention for the
Imposizioni in vigore tra la Repubblica Italiana e avoidance of Double Taxation between Italy and

Sezione 1/ Section I

DICHIARAZIONE DEL BENEFICIARIO OVVERO DEL RAPPRESENTANTE LEGALE
STATEMENT OF THE RECIPIENT OR HIS LEGAL REPRESENTATIVE

beneficiario/recipient

Il sottoscritto The undersignemed
Rappresentante legale di (ragione sociale) Legal representative (full company name)
Con sede a	Codice

Established on                                                                                                 Code (1)

Codice fiscale (se assegnato)
 Tax identification number (if applicable)

dichiara:
declares:

di essere residente in                          in virtù del Trattato contro le doppie imposizioni in vigore tra la Repubblica Italiana e

to be resident in                          according to the Convention for the avoidance of Double Taxation between Italy and di non svolgere attività industriale o commerciale in Italia per mezzo di una stabile organizzazione;

not to carry out any industrial or commercial activity in Italy by means of a permanent establishment;

che comunicherà immediatamente ogni nuova circostanza che osti all'applicazione del Trattato contro le Doppie Imposizioni;

THAT ANY NEW CIRCUMSTANCE THAT MAY AFFECT THE APPLICATION OF THE CONVENTION FOR THE AVOIDANCE OF THE DOUBLE TAXATION WILL BE IMMEDIATELY COMMUNICATED;

che le informazioni sopra indicate sono veritiere e corrette that the abovementioned information are true and correct si autorizza UniCredito Italiano a conservare l'originale di questo documento presso i propri uffici a disposizione delle competenti Autorità Fiscali

WE HEREBY AUTHORIZE UNICREDITO ITALIANO TO KEEP THE ORIGINAL DOCUMENTS IN THEIR RECORDS AT THE DISPOSAL OF THE COMPETENT TAX AUTHORITIES

LUOGO E DATA/PLACE AND DATE

TIMBRO E FIRMA DEL BENEFICIARIO O DEL RAPPRESENTANTE LEGALE
STAMP AND SIGNATURE OF THE BENEFICIARY OR LEGAL REPRESENTATIVE

TIMBRO E FIRMA DEL DELEGATO
STAMP AND SIGNATURE OF THE QUALIFIED PROXYHOLDER

NOME E COGNOME DEL RAPPRESENTANTE DEL DELEGATO
NAME AND SURNAME OF THE SIGNATORY FOR THE QUALIFIED PROXYHOLDER

DECLARATION FORM R

APPLICATION FOR PARTIAL REFUND
OF ITALIAN WITHOLDING TAX ON DIVIDENDS PAID TO BENEFICIAL OWNERS

Not resident in Italy under art. 10 of the Double Taxation Agreement between Italy and                          (country of residence of the beneficial owner) with respect to taxes on income, signed on

1.     DECLARATION OF THE BENEFICIAL OWNER OF THE DIVIDENDS

The undersigned,                          (name of the Beneficial Owner), resident in                          and beneficial Owner of the dividends on the equities listed below, all registered in its name or in the name of                          (the Custodian) and deposited with Monte Titoli Milano.

Is fully responsible for formally declaring that:

  •
  It does not carry on any trade or business in Italy trough a permanent establishment within the meaning of the art. 5 of the Double Taxation Agreement between Italy and                           (country of residence of the Beneficial Owner);

  •
  It is resident in                          with the meaning of the art. 5 of the aforementioned Double Taxation Agreement between Italy and                          (country of residence of the Beneficial Owner); and

  •
  By virtue of art. 10 of the Double Taxation Agreement, it request partial refund of Italian witholding tax on the dividends, amounting to Euro

ISSUING COMPANY	AMOUNT AND TYPE OF SHARES	GROSS DIVIDEND PER SHARE	DIVIDEND PAYMENT DATE	TOTAL NET AMOUNT OF DIVIDEND

Place and date	Beneficial Owner's Signature

2.     CUSTODIAN'S DECLARATION ON FAVOUR OF THE BENEFICIAL OWNER

We hereby declare under our own responsibility that the above statements made by                          (the Beneficial Owner) are true and complete.

The enclosed form was issued by                          tax authorities on

Place and date	DTC Participant

DTA TAX RATES ON INTERESTS AND DIVIDENDS IN THE COUNTRY OF THE INCOME SOURCE

Country	DIVIDENDS	Country	DIVIDENDS
Albania	10%	Malta	15%
Algeria	15%	Morocco	10%, 15% (22)
Argentina	15%	Mauritius	5%, 15% (35)
Australia	15%	Mexico	15%
Austria	15%	Norway	15%
Bangladesh	10%, 15% (4)	New Zealand	15%
Belgium	15%	The Netherlands	5%, 10%, 15% (38)
Brazil	15%	Pakistan	15%, 25% (39)
Bulgaria	10%	Philippines	15%
Canada	15%	Poland	10%
Czech Republic(1)	15%	Portugal	15%
China	10%	Romania	10%
Cyprus	10%	Russia	5%, 10%, (41)
Denmark	15%	Senegal	15%
Ecuador	15%	Singapore	10%
Egypt	20%	Soviet Union (18)	15%
Estonia	5%, 15% (26)	Spain	15%
Finland	10%, 15% (27)	Sri Lanka	15%
France	5%, 15% (28)	South Africa	5%, 15% (42)
Germany	10%, 15% (29)	South Korea	10%, 15% (22)
Greece	15%	Sweden	10%, 15% (43)
Hungary	10%	Switzerland	15%
India	15%, 25% (31)	Tanzania	10%
Indonesia	10%, 15%, (22)	Thailand	15%, 20% (43)
Ireland	15%	Trinidad e Tobago	10%, 20% (22)
Israel	25% (32)	Tunisia	15%
Ivory Coast	15%	Turkey	15%
Japan	10%, 15% (30)	United Arab Emirate	5%, 15% (25)
Kazakhstan	5%, 15% (33)	UK	5%, 15% (40)
Lithuania	5%, 15% (26)	United States	5%, 10%, 15% (38)
Luxembourg	15%	Venezuela	10%
Macedonia	5%, 15% (35)	Vietnam	5%, 10%, 15% (44)
Malaysia	10%	Yugoslavia	10%
		Zambia	5%, 15% (35)

[1]
Different rate may depend on the nature of the Beneficial Owner.

(1)
Treaty is applicable both to Czech Republic and Slovak Republic.

(2)
The treaty with Yugoslavia is applicable to the Countries formed as a result of its desegregation.

(3)
The treaty is applicable both to Ukraine and Byelorussia.

(4)
The tax rate at 10% is applicable if the beneficial owner is a company which holds directly or indirectly at least 10 per cent of the capital of the company paying the dividends.

(5)
The tax rate at 0% is applicable only if dividends are paid by a company which is a resident of Cyprus (not exempt from taxation on income) to an Italian resident. Indeed the treaty says: "Dividends paid by a company which is a resident of Cyprus to a resident of Italy shall be exempt from any tax in Cyprus which is chargeable on dividends in addition to the tax chargeable in respect of the profits or income of the company."

(6)
Tax rate at 10% is applicable if the beneficial owner is a company (other than a partnership) which holds directly at least 25% of the capital of the company paying the dividends.

(7)
Tax rate at 18% is applicable only if dividends are paid by a company which is a resident of the Republic of the Ivory Coast and which is exempt from tax on its income or which is not subject to that tax at the normal rate.

(8)
In general the treaty provides that dividends are taxable in both the Contracting State under their own legislation. Tax rate at 20% is applicable only if dividends are paid to an individual resident in Italy. If dividends are paid by a company which is a resident of Egypt to a resident of Italy, such dividends shall be subject only to the tax on income derived from movable capital, the defense tax, the national security tax, Jehad tax and the supplementary taxes.

(9)
Tax rate at 5% is applicable only if the beneficial owner holds directly or indirectly at least 25% of the capital of the company paying the dividends.

(10)
Tax rate at 5% is applicable only if the beneficial owner is a company (other than a partnership) which holds directly at least 10% of the capital of the company paying the dividends.

(11)
Tax rate at 10% is applicable only if the beneficial owner is a company (other than a partnership) which holds directly more than 50% of the capital of the company paying the dividends.

(12)
Tax rate at 5% is applicable only if the beneficial owner is a company subject to the corporation tax which holds directly or indirectly, for a period of at least 12 months preceding the date the dividends were declared, at least 10% of the capital of the company paying the dividends.

(13)
Tax rate at 10% is applicable only if dividends are paid by a company resident in Italy to a company of the Federal Republic of Germany which owns at least 25% of the capital of the first-mentioned company.

(14)
Tax rate at 10% is applicable if the recipient is a company which owns at least 25% of the voting shares of the company paying such dividends during the period of six months immediately before the end of the accounting period for which the distribution of profits takes place.

(15)
Tax rate at 15% is applicable only if the beneficial owner is a company which owns at least 10% of the shares of the company paying dividends.

(16)
This tax rate is applicable in the Country in which the beneficial owner is resident.

(17)
Tax rate at 5% is applicable only if the beneficial only if the beneficial owner is a company which holds directly or indirectly at least 10% of the capital of the company paying the dividends.

(18)
Tax rate at 5% is applicable only if the beneficial owner of the dividends holds, directly or indirectly, 75% or more of the capital of the company paying the dividends.

(19)
Tax rate at 5% is applicable only if the beneficial owner is a company (other than a partnership) which holds directly more than 25% of the capital of the company paying the dividends.

(20)
Dividends paid by a company which is resident in Malaysia to an Italian resident are not subject to any tax in Malaysia which is chargeable on dividends in addition to the tax chargeable in respect of the income of the company. If after the date of signature of the Agreement the system of taxation in Malaysia applicable to the income and distributions of companies is altered by the introduction of corporation tax (for which no credit is given to the shareholders) and a further dividend tax, then the

  Malaysian tax chargeable on dividends paid to a resident of Italy shall not exceed 10% of the gross amount of the dividends.

(21)
Tax rate at 15% is applicable if dividends are paid by a company resident of Italy to a resident of Malta who is the beneficial owner thereof. Malta tax shall not exceed 15% of the gross amount of the dividends if such dividends are paid out of gains or profits earned in any year in respect of which the company is in receipt of tax benefits under the provisions regulating aids to industries in Malt, and the shareholder submits returns and accounts to the taxation authorities of Malta in respect of his income liable to Malta tax for the relative year of assessment. This shall not affect the taxation of the company in respect of the profits out of which the dividends are paid.

(22)
Tax rate at 5% is applicable if the beneficial owner is a company which has held more than 50% of the voting shares of the company paying the dividends for a period of twelve months preceding the date the dividends were declared. Tax rate at 10% is applicable if the beneficial owner is a company which has held at least 10%, but not more than 50%, of the voting shares. The treaty with the United States provides that the tax rate at 10% is applicable under the following additional condition: not more than 25% of the gross income of the company paying the dividends is derived from interest and dividends (other than interest derived in the conduct of a banking or financing business and interest or dividends received from subsidiary companies).

(23)
Tax rate at 15% is applicable only if the recipient company holds directly at least 25% of the capital of the company paying the dividends and the latter company is engaged in an industrial undertaking.

(24)
Tax rate at 5% is applicable if the beneficial owner is a company which controls, directly or indirectly, at least 10% of the voting power in the company paying the dividends. Notwithstanding, if dividends are paid by a company which is a resident of the United Kingdom to a resident of Italy: a) where a resident of Italy is entitled to a full tax credit in respect of such a dividend tax may also be charged in the United Kingdom and according to the laws of the United Kingdom on the aggregate of the amount or value of that dividend and the amount of that tax credit at a rate not exceeding 15%; b) where a resident of Italy is entitled to a reduced tax credit (50%) in respect of such a dividend tax may also be charged in the United Kingdom and according to the laws of the United Kingdom on the aggregate of the amount or value of that dividend and the amount of that tax credit at a rate not exceeding 5%; c) in all the other cases dividends paid by a company which is a resident of the United Kingdom to a resident of Italy who is the beneficial owner of the dividends shall be exempt from any tax in the United Kingdom which is chargeable on dividends. All the reduced tax rates are not applicable (unless the beneficial owner of the dividend shows that the shares were acquired for the bona fide commercial reasons and not primarily for the purposes of securing the benefit of the reduced rate) if the beneficial owner of a dividend, being a resident of a Contracting State, owns 10% or more of the class of shares in respect of which the dividend is paid and: a) it can have been paid only out of profits which the company paying the dividend earned or other income which it received in a period ending twelve months or more before the relevant date (date on which the beneficial owner of the dividends became the owner of the 10% or more of the class of shares in question); b) the shares in respect of which the dividend was paid have not been held for twelve moths continuously ending on the date the dividend was declared.

(25)
Tax rate at 5% is applicable only if the beneficial owner is a company which holds directly or indirectly at least 10% of the capital of the company paying the dividends (this share should to be at least 1000,000US$ or its equivalent in other currency).

(26)
Tax rate at 5% is applicable only if the beneficial owner is a company which has owned at least 25% of the capital of the company paying the dividends for a 12 month period ending on the date the dividend is declared.

(27)
Tax rate at 10% is applicable if the beneficial owner is a company (other than a partnership) which holds directly at least 51% of the capital of the company paying the dividends.

(28)
With reference to dividends paid by a company which is resident in Thailand: a) tax rate at 15% is applicable if the company paying the dividends engages in an industrial undertaking and the recipient of the dividends is a company which is a resident of Italy owing at 25% of the voting shares of the former company; b) tax rate at 20% is applicable if the company paying the dividends engages in an industrial undertaking or if the recipient of the dividends is a company which is a resident of Italy owing at least 25% of the voting shares of the company paying the dividends. With reference to dividends paid by a company which is resident in Italy tax rate at 15% is applicable only if the recipient of the dividends is a company which is a resident of Thailand owning at least 25% of the voting shares of the company paying the dividend.

(29)
Tax rate at 5% is applicable if the beneficial owner is a company (other than a partnership) which holds directly at least 70% of the capital of the company paying the dividends. Tax rate at 10% is applicable if the beneficial owner is a company (other than a partnership) which holds directly at least 25%, but not more than 70%, of the capital of the company paying the dividends.

ANNEX B
WARNING

ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF
LUXOTTICA GROUP S.p.A.
TO BE HELD ON JUNE 17, 2004 ON FIRST CALL,
ON JUNE 18, 2004 ON SECOND CALL
HOW TO ATTEND IT

Dear Beneficial Holder of American Depositary Shares,

        As indicated in the enclosed Notice of Call and in the Proxy Statement, the ordinary and extraordinary shareholders' meeting (the "Meeting") of the shareholders of Luxottica Group S.p.A. (the "Company") will be held on June 17, 2004 on first call, or, failing the attendance of the required quorum, on June 18, 2004 on second call, in either case at the registered office of the Company, Via C. Cantù 2, in Milan, Italy at 11.00 a.m.

        The beneficial owners of American Depositary Shares of the Company ("Beneficial Owners") are entitled either:

          A. to instruct The Bank of New York, as depositary of the Ordinary Shares of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and returning to The Bank of New York, the enclosed Voting Instruction Card; or

          B. to attend the Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

        By this letter the Company wishes to provide the Beneficial Owners with instructions as to the requirements to be fulfilled by those Beneficial Owners who wish to attend the Meeting and cast their vote personally.

        Pursuant to Italian law governing the Meeting, merely holding American Depositary Shares does not automatically permit the Beneficial Owners to attend the Meeting or to exercise voting rights.

        In light of the foregoing, all Beneficial Owners who wish to attend the Meeting personally must obtain a proxy from The Bank of New York, as depositary of the Ordinary Shares of the Company. Any such proxy will be issued by The Bank of New York upon compliance by the Beneficial Owners with the requirements set forth below.

        All Beneficial Owners who wish to be granted a proxy to attend the Meeting and vote thereat must provide The Bank of New York, not later than June 7, 2004 at 12:00 P.M. (noon) with the following documents:

1.
The original Voting Instruction Card enclosed herewith and received by the Beneficial Owners as part of the mailing of the Proxy Statement to all the Beneficial Owners of American Depositary Shares of record on May 11, 2004.

2.
A certification in the form of Schedule 1 hereto issued by the bank or broker who is holding the American Depositary Shares on behalf of the Beneficial Owners.

        Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall issue a proxy in favor of the Beneficial Owners for the number of Ordinary Shares represented by the American Depositary Shares referred to in the certificate. The person in favor of whom the proxy will be issued will be entitled to receive the proxy either at the offices of The Bank of New York, located at 101 Barclay Street West, New York, New York, Patrick Mullaly, ADR Department, during the four (4) business days immediately preceding the date of the Meeting or starting from

9.00 a.m. on the date of the Meeting at the registered office of the Company, Via C. Cantù 2, in Milan, Italy. The validity of the proxy issued by The Bank of New York shall be subject to the bank or broker who has issued the certification referred to in section 2 above to be a holder of record on May 11, 2004 for the number of ADSs referred to in the certification. The Bank of New York reserves the right to check that such condition is satisfied and to refuse admission to the Meeting in the event said condition is not duly met.

NOTE:

        If the voting rights pertaining to the American Depositary Shares held by any Beneficial Owner has been exercised through the mailing of the Voting Instruction Card, the Beneficial Owners may nevertheless obtain from The Bank of New York an attendance card for the Meeting with no voting powers. In such case, the Beneficial Owner shall be required to provide The Bank of New York only with the document referred to in section 2 above.

        Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required. Best regards.

Sincerely yours,
LUXOTTICA GROUP S.p.A.
Luxottica Group S.p.A. Via Cantù, 2 20123 Milano, Italy Attn: Marianna Nascè Legal Department Tel. n. +39.0286334623 Fax n. +39.0286334636	The Bank of New York 101 Barclay Street West New York, New York 10286 Attn: Patrick Mullaly ADR Department tel. n. 212.815.2367 fax n. 212.571.3050

Form of Certification for BENEFICIAL OWNERS
SCHEDULE 1 TO ANNEX B

The Bank of New York
101 Barclay Street West, Date                           , 2004
New York, New York 10286
Attention: Patrick Mullaly

Dear Sirs,

        The undersigned                                              , as bank/broker holding American Depositary Shares of Luxottica Group S.p.A., hereby certifies, under its own responsibility, as follows:

                                                     (name of ADS beneficial owner) is the beneficial owner of no.               American Depositary Shares of Luxottica Group S.p.A., held by the undersigned on his/her/its behalf, and such American Depositary Shares will be so held up to and including June 17, 2004, or failing attendance of the required quorum, up to and including June 18, 2004. As a result of the foregoing, the undersigned will keep the deposited American Depositary Shares and will not release them to the aforementioned beneficial owner, nor will the undersigned consent to the assignment of the beneficial ownership of said American Depositary Shares until such date. You are hereby authorized to rely upon this certification in connection with the granting of a proxy to the aforementioned beneficial owner enabling him/her/it to attend the Shareholders' Meeting of Luxottica Group S.p.A., which will be held on June 17, 2004 on first call, or, failing the attendance of the required quorum, on June 18, 2004 on second call.

Kind regards,

Form for REGISTERED HOLDERS
ANNEX C
WARNING

ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF
LUXOTTICA GROUP S.P.A.
TO BE HELD ON JUNE 17, 2004 ON FIRST CALL OR
ON JUNE 18, 2004 ON SECOND CALL
HOW TO ATTEND IT

Dear Registered Holder of American Depositary Shares,

        As indicated in the enclosed Notice of Call and in the Proxy Statement, the ordinary and extraordinary shareholders' meeting (the "Meeting") of the shareholders of Luxottica Group S.p.A. (the "Company") will be held on June 17, 2004 on first call, or, failing the attendance of the required quorum, on June 18, 2004 on second call, in either case at the registered office of the Company, Via C. Cantù 2, in Milan, Italy at 11.00 a.m.

The registered holders of American Depositary Shares of the Company ("ADS Holders") are entitled either:

        A. to instruct The Bank of New York, as depositary of the Ordinary Shares of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and returning to The Bank of New York, the enclosed Voting Instruction Card; or

        B. to attend the Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

        By this letter the Company wishes to provide the ADS Holders with instructions as to the requirements to be fulfilled by those Registered Holders who wish to attend the Meeting and cast their vote personally.

        Pursuant to Italian law governing the Meeting, merely holding American Depositary Shares does not automatically permit the ADS Holders to attend the Meeting or to exercise voting rights.

        In light of the foregoing, all ADS Holders who wish to attend the Meeting personally must obtain a proxy from The Bank of New York, as depositary of the Ordinary Shares of the Company. Any such proxy will be issued by The Bank of New York upon compliance by the ADS Holders with the requirements set forth below.

        All ADS Holders who wish to be granted a proxy to attend the Meeting and vote thereat must provide The Bank of New York, not later than June 7, 2004 at 12:00 P.M. (noon) with the following documents:

1.
The original Voting Instruction Card enclosed herewith and received by the ADS Holders as part of the mailing of the Proxy Statement to all the Holders of American Depositary Shares of record on May 11, 2004.

2.
A notice in the form of Schedule 1 hereto.

        Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall issue a proxy in favor of the ADS Holder for the number of Ordinary Shares represented by the American Depositary Shares referred to in the certification. The person in favor of whom the proxy will be issued will be entitled to receive the proxy either at the offices of The Bank of New York, located at 101 Barclay Street West, New York, New York, Patrick Mullaly, ADR Department, during the four (4) business days immediately preceding the date of the Meeting or starting from 9:00 a.m. on the date of the Meeting at the registered office of the Company, via C. Cantù 2, in Milan, Italy. The validity of the proxy, issued by The Bank of New York shall be subject to the ADS Holder being a registered holder of record of American Depositary Shares on May 11, 2004. The Bank of New York reserves the right to check that such condition is satisfied and to refuse admission to the Meeting in the event said condition is not duly met.

NOTE:

        If the voting rights pertaining to the American Depositary Shares held by any ADS Holder has been exercised through the mailing of the Voting Instruction Card, the ADS Holder may nevertheless obtain from The Bank of New York an attendance card for the Meeting with no voting powers. In such case, the ADS Holder shall be required to provide The Bank of New York only with the document referred to in section 2 above.

        Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required. Best regards.

                      Sincerely yours,

                      LUXOTTICA GROUP S.p.A.

Luxottica Group S.p.A.	The Bank of New York
Via Cantù, 2	101 Barclay Street West
20123 Milano, Italy	New York, New York
Attn: Marianna Nascè	10286
Legal Department	Attn: Patrick Mullaly
Tel. n. +39.0286334623	ADR Department
fax n. +39.0286334636	tel. n. 212.815.2367 fax n. 212.571.3050

Form of Certification for REGISTERED HOLDERS
SCHEDULE 1 TO ANNEX C

The Bank of New York
101 Barclay Street West, Date                           , 2004
New York, New York 10286
Attention: Patrick Mullaly

Dear Sirs,

        The undersigned                           , in its capacity as registered holder of no.                          American Depositary Shares of Luxottica Group S.p.A. (the "ADSs"), hereby gives notice to The Bank of New York that the undersigned wishes to attend personally the shareholders' meeting of Luxottica Group S.p.A. to be held on June 17, 2004 or failing attendance of the required quorum, on June 18, 2004 (the "Meeting").

        The undersigned further certifies that it will continue to be a registered holder of the ADSs up to and including June 17, 2004 or failing attendance of the required quorum, on June 18, 2004.

        You are hereby authorized to rely upon this certification in connection with the granting to Mr./Mrs./Ms.                            on behalf of the undersigned, of a proxy enabling said person to attend the Meeting of Luxottica Group S.p.A..

Kind regards,

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

The Bank of New York (ADR Depositary Bank)•101 Barclay Street West, New York, NY 10286 USA

Tel. + 1.212.815.2367 - Fax + 1.212.571.3050

LUXOTTICA s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

KILLER LOOP EYEWEAR s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

SUNGLASS HUT INTERNATIONAL, INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA FASHION BRILLEN VER TRIEBS GMBH
HANS-PINSEL STR. 9A - 85540
MÜNCHEN - DEUTSCHLAND

LUXOTTICA PORTUGAL SA
R. JOÃO DE FREITAS BRANCO, 32-C - 1500-359
LISBOA - PORTUGAL

LUXOTTICA FRANCE S.A.
LES ESPACES DE SOPHIA - BÂT. B 80,
ROUTE DES LUCIOLES - VALBONNE
06902 SOPHIA ANTIPOLIS CEDEX
FRANCE

LUXOTTICA IBERICA SA
C/SILICI, 79-81
08940 CORNELLÀ DE LLOBREGAT
BARCELONA - ESPAÑA

LUXOTTICA U.K. LTD
IRON BRIDGE CLOSE - GREAT CENTRAL WAY
LONDON NW 10 0NW
UNITED KINGDOM

LUXOTTICA BELGIUM N.V.
AIRPORT BUSINESS CENTER - LUCHTHAVENLEI 7/A
2100 DEURNE - BELGIUM

LUXOTTICA HELLAS AE
ANTHOUSAS AVE, 3-153 51 PALLINI - GREECE

LUXOTTICA SWEDEN A.B.
TRÄLÕSVÄGEN, 14 - VÄSTRA FRÖLUNDA
GÖTEBORG - SVERIGE

SUNGLASS HUT AUSTRALIA PTY LIMITED
UNIT 2
SKYLINE PLACE FRENCH FOREST
AUSTRALIA

LUXOTTICA (SWITZERLAND) AG
WIESENSTRASSE, 1 - 4900 LANGENTHAL - SCHWEIZ

LUXOTTICA POLAND SP.Z.O.O
UL.ZACHODNIA 5/73
30-350 KRAKOW, POLAND

LUXOTTICA NEDERLAND B.V.
POSTBUS 506 - VAN DEN EIJNDEKADE, 2
2100 AM HEEMSTEDE - NEDERLAND

OY LUXOTTICA FINLAND AB
SINIKALLIONTIE 12 - 02630 ESPOO - SUOMI

LUXOTTICA VERTRIEBS GMBH
INKUSTRASSE, 1 - 7-A-3400
KLOSTERNEUBURG - ÖSTERREICH

LUXOTTICA NORGE AS
STORGT, 23
3611 KONGSBERG - NORWAY

LUXOTTICA GOZLUK TIC. A.S.
SEHITLER CAD. 1519 - SOKAK N. 5
UMURBEY IZMIR - TURKEY

AVANT-GARDE OPTICS LLC
44 HARBOR PARK DRIVE - PORT WASHINGTON
NEW YORK 11050 - USA

LENSCRAFTERS INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA CANADA INC.
947, VERBENA ROAD - MISSISSAUGA
TORONTO - ONTARIO L5T 1T5 - CANADA

LUXOTTICA DO BRASIL LTDA
AVENIDA TAMBORÉ,
1180-MODULO B03-CEP 06460-000 BARUERI
SÃO PAULO - BRASIL

OPSM GROUP LIMITED
UNIT 97, 79-99 ST HILLIERS ROAD
AUBURN NSW 2144 - AUSTRALIA

LUXOTTICA MÉXICO S.A. DE C.V.
MONTE ELBRUZ 132-9 PISO
ENTRE MOLIERE Y BLVD. M
AVILA CAMACHO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO D.F. - MÉXICO

LUXOTTICA ARGENTINA S.R.L.
AVENIDA ALICIA MOREAU DE JUSTO, 550
PISO 1, OF. 20 Y 23 - 1107 BUENOS AIRES
ARGENTINA

MIRARI JAPAN LTD
AOBADAI BUILDING-8F
10-9 AOBADAI 3-CHOME
MEGURO-KU, TOKYO 153-0042 - JAPAN

LUXOTTICA SOUTH AFRICA (PTY) LTD
UNIT 5, 778 RICHARDS DRIVE - MIDRAUD
1685-PRIVATE BAG X213
HALFWAY HOUSE 1685 - SOUTH AFRICA

LUXOTTICA AUSTRALIA PTY LTD
UNIT 97 - 79-99 ST. HILLIERS ROAD
AUBURN NSW - 2144 SYDNEY - AUSTRALIA

LUXOTTICA OPTICS LTD.
32 MASKIT ST. - HERZELIA-PITUAH -
P.O.B. 2038 HERZELIA 46120 - ISRAEL

LUXOTTICA GULF L.L.C.
KENDAH HOUSE - SHEIK ZAYED ROAD
P.O. BOX 62504 - DUBAI - U.A.E

MIRARIAN MARKETING PTE LTD
315 OUTRAM ROAD, 13-04 TAN BOON
LIAT BUILDING, 169074 SINGAPORE

RAY BAN SUN OPTICS INDIA LTD
FLAT 802, TOWER-A
SIGNATURE TOWERS, SOUTH CITY
GURGAON 12202 INDIA

LUXOTTICA (DONG GUAN) TRISTAR
OPTICAL CO. LTD.
OU DENG CUN
DONG GUAN CITY
GUAN DONG PROVINCE
THE PEOPLES REPUBLIC OF CHINA

LUXOTTICA OPTICS LTD.
32 MASKIT ST - HERZELIA - PITUAH
P.O.B. 2038 HERZELIA 46120-ISRAEL

SUNGLASS HUT (UK) LIMITED
IRON BRIDGE CLOSE
GREAT CENTRAL WAY
LONDON, NW 10 ONW

www.luxottica.com

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